                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB NUMBER         3235-0059

                                                  EXPIRES:     AUGUST 31, 2004

                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE.....14.73

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A

                  Proxy Statement Pursuant to Section 14(a) of
                       the Securities Exchange Act of 1934
                                (Amendment No. 2)

     Filed by the Registrant / /
     Filed by a Party other than the Registrant /X/
     Check the appropriate box:
     /X/Preliminary Proxy Statement
     / /Confidential, for Use of the Commission Only (as permitted by Rule
        14a-6(e)(2))
     / /Definitive Proxy Statement
     / /Definitive Additional Materials
     / /Soliciting Material Pursuant to Section 240.14a-12

                              TAUBMAN CENTERS, INC.
   --------------------------------------------------------------------------
                (Name of Registrant as Specified In Its Charter)

                           SIMON PROPERTY GROUP, INC.
                        SIMON PROPERTY ACQUISITIONS, INC.
                             WESTFIELD AMERICA, INC.
   --------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
/ /     No fee required.
/X/     Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
     (1) Title of each class of securities to which transaction applies: Common Stock, par value $.01 per share, of Taubman Centers, Inc.
     (2) Aggregate number of securities to which transaction applies: based on the Registrant's Preliminary Revocation Solicitation Statement on
         Schedule 14A filed on February 25, 2003, Amendment No. 1 to the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Annual Report on Form 10-K, as amended by the Form 10-K/A, for the year ended December 31, 2002, 59,694,027 shares of Common Stock, consisting of (i) 50,908,965 outstanding shares of Common Stock,
         (ii) 2,270 shares of Common Stock issuable upon conversion of the 31,784,842 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,202,785 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group Limited Partnership ("TRG") and (iv) 1,580,007 shares of Common Stock issuable upon the conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock).
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): As provided by Rule 0-11(c), the filing fee is based upon 1/50th of 1% of $20.00, the amount offered to be paid per share of Common Stock in connection with the tender offer being made in connection with this proxy solicitation, multiplied by 59,694,027 shares of Common Stock.
     (4) Proposed maximum aggregate value of transaction: $1,193,880,540.
     (5) Total fee paid: $238,776.11.
/ /     Fee paid previously with preliminary materials.
/X/ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1) Amount Previously Paid:  $248,745.11.
     (2) Form, Schedule or Registration Statement No.: Schedule TO, File No. 005-42862, Amendment No. 1 to the Schedule TO and Amendment No. 5 to the Schedule TO.
     (3) Filing Party: Simon Property Group, Inc.; Simon Property Acquisitions, Inc.; Westfield America, Inc.
     (4) Dates Filed: December 5, 2002, December 16, 2002 and January 15, 2003.

                    Preliminary Materials dated May 12, 2003

        -----------------------------------------------------------------

       This proxy statement will be revised to reflect actual facts at the time of filing of the definitive proxy statement.

        -----------------------------------------------------------------

                       SOLICITATION OF AGENT DESIGNATIONS
                             IN CONNECTION WITH THE
                  CALLING OF A SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                              TAUBMAN CENTERS, INC.

                       PRELIMINARY SOLICITATION STATEMENT
                                       OF
                           SIMON PROPERTY GROUP, INC.
                        SIMON PROPERTY ACQUISITIONS, INC.
                             WESTFIELD AMERICA, INC.

TO THE SHAREHOLDERS OF TAUBMAN CENTERS, INC.:

     This Solicitation Statement (this "Solicitation Statement") and the enclosed GREEN Agent Designation card (the "Agent Designation") are being furnished to holders of outstanding shares of common stock, par value $.01 per share ("Common Stock" or the "Shares"), and Series B Non-Participating Convertible Preferred Stock, par value $.001 per share ("Series B Preferred Stock"), of Taubman Centers, Inc., a Michigan corporation (the "Company" or "TCO"), in connection with the solicitation (this "Solicitation") of Agent Designations by and on behalf of Simon Property Group, Inc. ("SPG Inc."), a Delaware corporation, Simon Property Acquisitions, Inc. (including any successor thereto, the "Purchaser" and, together with SPG Inc., "SPG"), a Delaware corporation and a wholly owned subsidiary of SPG Inc., and Westfield America, Inc. ("WEA"), a Missouri corporation, to provide for the calling of a special meeting of shareholders of the Company for the purposes described herein (the "Special Meeting"). The date of this Solicitation Statement is May __, 2003.

     This Solicitation Statement and the enclosed GREEN Agent Designation are first being sent or given to the Company's shareholders on or about May __, 2003.

                                    IMPORTANT

THE PURPOSE OF THIS SOLICITATION IS TO FACILITATE THE CONSUMMATION OF THE PURCHASER'S PENDING TENDER OFFER FOR ALL OF THE OUTSTANDING SHARES AT A PRICE OF $20.00 PER SHARE IN CASH BY URGING YOU TO CALL THE SPECIAL MEETING. FOR A DESCRIPTION OF THE TERMS AND CONDITIONS OF THE OFFER (AS DEFINED BELOW), SEE "THE TENDER OFFER AND ACCOMPANYING LITIGATION."

OVER THE PAST SEVERAL MONTHS, THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD") UNILATERALLY HAS TAKEN ACTIONS TO FRUSTRATE THE ABILITY OF THE COMPANY'S COMMON SHAREHOLDERS TO RECEIVE $20.00 PER SHARE IN CASH IN THE OFFER. DESPITE THE FACT THAT APPROXIMATELY 85% OF THE COMMON STOCK WAS TENDERED INTO THE OFFER AS OF FEBRUARY 14, 2003, THE COMPANY BOARD CONTINUES TO REFUSE TO TAKE STEPS TO FACILITATE THE CONSUMMATION OF THE OFFER. SPG AND WEA BELIEVE THAT THE COMPANY'S COMMON SHAREHOLDERS, AND NOT THE TAUBMAN FAMILY, SHOULD DECIDE THE FUTURE OF THE COMPANY AND THAT THE COMPANY BOARD SHOULD NOT PREVENT THE COMPANY'S COMMON SHAREHOLDERS FROM RECEIVING $20.00 PER SHARE IN CASH FOR THEIR SHARES IN THE OFFER. THEREFORE, SPG AND WEA URGE YOU TO SIGN AND RETURN THE GREEN AGENT DESIGNATION TO FACILITATE THE CALLING OF THE SPECIAL MEETING.

AT THE SPECIAL MEETING, THE COMPANY'S SHAREHOLDERS WILL HAVE THE OPPORTUNITY TO VOTE ON PROPOSALS TO, AMONG OTHER THINGS, REMOVE A KEY IMPEDIMENT TO THE OFFER BY AMENDING THE COMPANY'S RESTATED ARTICLES OF INCORPORATION (AS AMENDED, THE "CHARTER").

BY RETURNING THE GREEN AGENT DESIGNATION, YOU WILL FACILITATE THE CALLING OF THE SPECIAL MEETING AT WHICH THE COMPANY'S SHAREHOLDERS MAY TAKE ACTIONS THAT WILL REMOVE AN IMPEDIMENT TO THE CONSUMMATION OF THE OFFER. FOR A DESCRIPTION OF THE ACTIONS PROPOSED TO BE TAKEN AT THE SPECIAL MEETING, SEE "THE SPECIAL MEETING."

     Executed Agent Designations should be delivered, by fax or by mail (using the enclosed envelope), to the Information Agent for the Offer, MacKenzie Partners, Inc. ("MacKenzie Partners"), for delivery to the Company on or before __________, 2003 or such later date as SPG and WEA may from time to time establish in accordance with the procedures set forth under the heading "Agent Designation Procedures."

     For the Special Meeting to be called and held pursuant to the Company's Restated By-Laws (as amended, the "By-Laws"), Agent Designations in favor of calling the Special Meeting must be executed by and received from the record holder or holders of not less than 25% of all of the shares entitled to vote at such meeting (the "Requisite Holders"). Alternatively, if Agent Designations in favor of calling the Special Meeting are executed by and received from the record holder or holders of not less than 10% of all of the shares entitled to vote at such meeting, application may be made, pursuant to Section 403 of the Michigan Business Corporation Act, to the circuit court of Oakland County, Michigan (the county in which the Company's principal office is located), to order, for good cause shown, that the Special Meeting be called and held.

     PLEASE SIGN, DATE AND RETURN THE ENCLOSED GREEN AGENT DESIGNATION IN THE ENCLOSED ENVELOPE TODAY!

     SIGNING AN AGENT DESIGNATION WILL NOT AFFECT YOUR ABILITY TO VOTE FOR OR AGAINST ANY PROPOSAL PRESENTED AT THE SPECIAL MEETING.

     Pursuant to this Solicitation Statement, SPG and WEA are soliciting Agent Designations from the holders of outstanding shares of Common Stock and Series B Preferred Stock to provide for the calling of the Special Meeting. By signing an Agent Designation you will designate specified persons as your agents and will authorize those persons to call the Special Meeting or to apply to the circuit court of Oakland County, Michigan (the county in which the Company's principal office is located), to order, for good cause shown, that the Special Meeting be called and held. At the Special Meeting, SPG and WEA will, among other things, ask you to consider and vote upon a proposal to amend the Charter to provide that the Excess Share Provision (as defined below) would not apply to SPG, WEA or their respective affiliates (the "Excess Share Proposal"). The Excess Share Proposal is described in detail under the heading "The Special Meeting - The Excess Share Proposal." The purpose of the Excess Share Proposal is to remove an impediment to the consummation of the Offer. Additionally, SPG and WEA reserve the right to cause additional proposals to be identified in the notice of, and in the proxy materials for, the Special Meeting and to modify the Excess Share Proposal or any other proposal of SPG and WEA. In addition, SPG and WEA expect to request authority to initiate a vote for a proposal to recess, adjourn or reschedule the Special Meeting for any reason, including to allow inspectors of the election to certify the outcome of the vote on the Excess Share Proposal or any other proposal, and to allow the solicitation of additional votes, if necessary, to approve the Excess Share Proposal or any other proposal.

     AS OF 12:00 MIDNIGHT ON FEBRUARY 14, 2003, APPROXIMATELY 85% OF THE COMPANY'S OUTSTANDING COMMON STOCK HAD BEEN VALIDLY TENDERED INTO THE OFFER AND NOT WITHDRAWN. NOTWITHSTANDING THIS OVERWHELMING MANDATE FROM THE COMPANY'S COMMON SHAREHOLDERS, ON FEBRUARY 17, 2003, TWO HOURS AFTER SPG'S AND WEA'S ANNOUNCEMENT OF THE EXTENSION OF THE OFFER AND THE OVERWHELMING RESULTS OF THE OFFER, THE COMPANY ANNOUNCED THAT THE COMPANY BOARD

CONTINUED TO OPPOSE THE OFFER AND WOULD NOT TAKE STEPS TO FACILITATE THE OFFER. THE COMPANY BOARD HAS A FIDUCIARY DUTY TO ACT IN THE BEST INTERESTS OF THE COMPANY'S COMMON SHAREHOLDERS, WHO OWN APPROXIMATELY 99% OF THE ECONOMIC VALUE OF THE COMPANY. AS DIRECTORS OF A PUBLIC COMPANY, THE MEMBERS OF THE COMPANY BOARD SHOULD NOT ABDICATE THEIR FIDUCIARY OBLIGATIONS BY HIDING BEHIND THE DICTATES OF ANY PARTICULAR GROUP OF SHAREHOLDERS, PARTICULARLY SHAREHOLDERS (LIKE THE TAUBMAN FAMILY) WITH INTERESTS DIVERGENT FROM THOSE OF THE COMPANY'S COMMON SHAREHOLDERS.

     Two-thirds (2/3) of the voting power of the Company's voting securities is needed to approve the Excess Share Proposal. In an Opinion and Order dated May 1, 2003, as superseded by an amended Opinion and Order dated May 8, 2003 (as so amended, the "Opinion and Order"), the United States District Court for the Eastern District of Michigan (the "Court") held that the shares of Series B Preferred Stock and Common Stock held by members of the Taubman family and certain associates of the Taubman family that together purportedly comprised approximately 33.6% of the Company's voting power cannot be voted until voting rights are conferred on such shares through a disinterested shareholder vote in compliance with the Michigan Control Share Act. Accordingly, based on 50,908,965 shares of Common Stock and 31,784,842 shares of Series B Preferred Stock issued and outstanding as of April 28, 2003, and 11,000 shares of Common Stock owned by SPG as of the date of this Solicitation Statement, and excluding 26,784,060 shares of Series B Preferred Stock and 1,386,021 shares of
Common Stock subject to the Opinion and Order that are held or controlled by the Taubman family and certain associates of the Taubman family, the approval of the Excess Share Proposal requires the affirmative vote of the holders of 36,338,151 shares of Common Stock and Series B Preferred Stock on a combined basis.

     On May 9, 2003, the Company, the Company Board and certain members of the Taubman family named as defendants in SPG's complaint filed a notice of appeal from the Opinion and Order. The Company, the Company Board and certain members of the Taubman family also filed a motion in the Court to suspend the injunction set forth in the Opinion and Order pending appeal to the United States Court of Appeals for the Sixth Circuit. The motion is currently pending.

     THE COMPANY BOARD HAS REPEATEDLY REJECTED THE $20.00 PER SHARE OFFER AND HAS STATED THAT THE TAUBMAN FAMILY IS CATEGORICALLY OPPOSED TO A SALE OF THE COMPANY. IF YOU BELIEVE THAT YOU (AND NOT THE TAUBMAN FAMILY) SHOULD DECIDE THE FUTURE OF YOUR COMPANY AND THAT YOU SHOULD HAVE THE OPPORTUNITY TO RECEIVE $20.00 PER SHARE IN CASH FOR ALL OF YOUR SHARES OF COMMON STOCK, SPG AND WEA URGE YOU TO SIGN AND RETURN YOUR GREEN AGENT DESIGNATION PROMPTLY.

     This Solicitation is being made by SPG and WEA, and not on behalf of the Company Board. At this time, SPG and WEA are only soliciting your Agent Designation for the purpose of calling the Special Meeting. SPG and WEA are not currently seeking your proxy, consent or authorization for approval of the Excess Share Proposal or any other proposal at the Special Meeting. After the Special Meeting has been called, SPG and WEA will send you proxy materials urging you to vote in favor of the proposals to be voted upon at the Special Meeting.

     YOUR AGENT DESIGNATION IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. FAILURE TO EXECUTE A GREEN AGENT DESIGNATION HAS THE SAME EFFECT AS OPPOSING THE CALLING OF THE SPECIAL MEETING AND MAY IMPEDE CONSUMMATION OF THE OFFER AND THEREBY THE ABILITY OF THE COMMON SHAREHOLDERS TO RECEIVE $20.00 PER SHARE IN CASH FOR THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     If your shares of Common Stock and/or Series B Preferred Stock are registered in your own name, please sign, date and mail the enclosed GREEN Agent Designation to MacKenzie Partners in the postage-paid envelope provided. If any of your shares of Common Stock and/or Series B Preferred Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only the brokerage firm, bank, bank nominee or other institution can execute an Agent Designation for such shares of Common Stock and/or Series B Preferred Stock and will do so only upon receipt of specific instructions from the beneficial owner of such shares of Common Stock and/or Series B Preferred Stock. Accordingly, each shareholder who holds shares of Common Stock and/or Series B Preferred Stock through a nominee such as a brokerage firm, bank, bank nominee or other institution must contact the person responsible for the shareholder's account and advise that person to execute and return the accompanying GREEN Agent Designation. SPG and WEA urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to SPG and WEA, care of MacKenzie Partners at the address below, so that SPG and WEA will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR GREEN AGENT DESIGNATION OR REQUIRE ASSISTANCE, PLEASE CONTACT:

                         [MACKENZIE PARTNERS, INC. LOGO]
                               105 MADISON AVENUE
                            NEW YORK, NEW YORK 10016

                          CALL COLLECT: (212) 929-5500
                                       OR
                         CALL TOLL-FREE: (800) 322-2885
                               FAX: (212) 929-0308

                                TABLE OF CONTENTS

                                                                                                                 PAGE
                                                                                                                 ----
INTRODUCTION......................................................................................................1

THE TENDER OFFER AND ACCOMPANYING LITIGATION......................................................................6

BACKGROUND OF THE TENDER OFFER...................................................................................12

AGENT DESIGNATION PROCEDURES.....................................................................................19

THE SPECIAL MEETING..............................................................................................21

     GENERAL.....................................................................................................21

     THE EXCESS SHARE PROPOSAL...................................................................................21

     RECESS OR ADJOURNMENT OF MEETING AND OTHER MATTERS..........................................................22

CERTAIN INFORMATION ABOUT THE COMPANY............................................................................23

CERTAIN INFORMATION ABOUT SPG INC., SPG L.P., THE PURCHASER  AND WEA IN THE SOLICITATION.........................24

SOLICITATION EXPENSES AND PROCEDURES.............................................................................25

SHAREHOLDER PROPOSALS............................................................................................26

OTHER INFORMATION................................................................................................26

SCHEDULE I......................................................................................................I-1

SCHEDULE II....................................................................................................II-1

SCHEDULE III..................................................................................................III-1

                                  INTRODUCTION

     On October 16, 2002, David Simon, Chief Executive Officer of Simon Property Group, Inc. ("SPG Inc."), a Delaware corporation and the general partner and the owner of the majority of the equity interests of Simon Property Group, L.P., a Delaware limited partnership ("SPG L.P."), called Robert S. Taubman, Chairman of the Board of Directors, President and Chief Executive Officer of Taubman Centers, Inc., a Michigan corporation (the "Company" or "TCO"), to express SPG Inc.'s interest in pursuing a business combination involving SPG Inc. and the Company. Later that day, Mr. Simon sent a letter to Mr. Taubman containing a written proposal describing SPG Inc.'s interest in a business combination with the Company.

     On October 22, 2002, SPG Inc. delivered a letter to the Company containing a proposal by SPG Inc. to acquire the Company in a negotiated transaction, in which holders of all the outstanding shares of common stock, par value $.01 per share (the "Common Stock" or the "Shares"), of the Company would receive $17.50 in cash per Share. On October 28, 2002, the Board of Directors of the Company (the "Company Board") rejected SPG Inc.'s proposed offer, stating that any discussions regarding a transaction would not be productive because the Taubman family (with its purported greater than 30% voting stake) had informed the Company Board that it is categorically opposed to the sale of the Company.

     On November 13, 2002, SPG Inc. delivered a letter to the Company Board setting forth the terms of its proposed business combination with the Company, and calling on the Company Board for assistance in surmounting the obstacles to a business combination presented by the Company's corporate governance structure. This letter was publicly disclosed by means of a press release. Within one hour of SPG Inc.'s press release, the Company issued a press release that categorically rejected SPG Inc.'s proposal.

     On December 5, 2002, Simon Property Acquisitions, Inc. (including any successor thereto, the "Purchaser" and, together with SPG Inc., "SPG"), a Delaware corporation and a wholly owned subsidiary of SPG Inc., commenced a tender offer to purchase all the outstanding Shares at a price of $18.00 per Share, net to the seller in cash, without interest thereon (as such price may be amended in connection with the Offer, the "Offer Price"), upon the terms and subject to the conditions set forth in an Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as exhibits to SPG's Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") dated December 5, 2002.

     On December 5, 2002, SPG Inc. and the Purchaser filed a complaint for declaratory and injunctive relief in the United States District Court for the Eastern District of Michigan (the "Court") against the Company, the Company Board and certain members of the Taubman family (as amended, the "Complaint"), challenging a series of tactical corporate mechanisms that purportedly gave the Taubman family a blocking position against the Offer.

     On December 11, 2002, the Company filed a Schedule 14D-9 (as amended, the "Company Schedule 14D-9") with the Securities and Exchange Commission (the "Commission") announcing that the Company Board had made certain amendments (the "December 10 By-Laws Amendments") to the Company's Restated By-Laws (as amended, the "By-Laws") on December 10, 2002. The December 10 By-Laws Amendments included an amendment to opt out of the Michigan Control Share Act and made certain other changes, including requiring advance notice for shareholder nominations and proposals. The Company Schedule 14D-9 also recommended that the Company's common shareholders reject the Offer. The recommendation was made despite the fact that the Offer Price at that time represented a 35% premium over the $13.32 closing price of the Common Stock on October 15, 2002 (the last trading day prior to SPG Inc.'s initial private communication to the Company expressing its interest in pursuing a business combination).

     On December 16, 2002, SPG filed a preliminary proxy statement with the Commission relating to the solicitation of agent designations from the Company's shareholders to provide for the calling of a special meeting of the Company's shareholders. On December 16, 2002, SPG also filed an amendment to the Schedule TO announcing that certain conditions to the Offer, based on information disclosed by the Company in the Company Schedule 14D-9, had been satisfied as of that date.

     On December 20, 2002, the Company filed a preliminary revocation solicitation statement with the Commission and announced that the Company had made additional amendments to the By-Laws relating to the timing and procedures to call a special meeting of the Company's shareholders (the "December 20 By-Laws Amendments").

     On December 30, 2002, SPG Inc. and the Purchaser filed an amended complaint (the "First Amended Complaint") with the Court against the Company, the Company Board and certain members of the Taubman family, which, among other things, challenged the validity of the December 20 By-Laws Amendments.

     On January 15, 2003, SPG Inc., Westfield America, Inc., a Missouri corporation ("WEA"), and the Purchaser announced that WEA had joined the Offer and that they had entered into an Offer Agreement (the "Offer Agreement"), which provides, among other things, that (i) all decisions with respect to the Offer shall be made jointly by SPG Inc. and WEA and (ii) if the Offer is consummated, WEA (or its designated assignee) will acquire 50% of the Purchaser at a purchase price equal to 50% of the aggregate Offer Price paid by the Purchaser in the Offer, and SPG Inc. and WEA will jointly control the Common Stock purchased in the Offer.

     On that same day, SPG and WEA announced that the Offer Price was increased to $20.00, that the expiration date of the Offer was extended to February 14, 2003 and that unless two-thirds (2/3) of the outstanding Common Stock, or 34,805,171 Shares (based on the number of Shares outstanding as of December 16, 2002), were validly tendered and not withdrawn prior to 12:00 midnight New York City time on February 14, 2003, SPG and WEA would withdraw the Offer and terminate their efforts to acquire the Company. SPG and WEA filed with the Commission and distributed to the Company's common shareholders a Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), a revised Letter of Transmittal and the related revised Offer materials.

     On January 21, 2003, the Company filed an amendment to the Company Schedule 14D-9 with the Commission recommending that the Company's common shareholders reject the Offer. The recommendation was made despite the fact that the $20.00 per Share Offer Price represents a 50% premium over the $13.32 closing price of the Common Stock on October 15, 2002 (the last trading day prior to SPG Inc.'s initial private communication to the Company expressing its interest in pursuing a business combination). SPG and WEA do not believe that the Company's recommendation is in the best interests of the Company's common shareholders because SPG and WEA believe the Company's common shareholders should be given the opportunity to decide for themselves whether to tender their Shares and receive $20.00 in cash per Share in the Offer.

     On February 5, 2003, SPG filed a second amended complaint (the "Second Amended Complaint") with the Court against the Company, the Company Board and certain members of the Taubman family. The Second Amended Complaint included amendments to add Mr. Randall J. Smith, a holder of Common Stock, as a plaintiff and to update information regarding the Offer to reflect certain changes to the Offer since the filing of the First Amended Complaint.

     On February 10, 2003, the Company announced that it was expanding its existing share repurchase program by $100 million, which, together with the remaining availability under its existing program, contemplates the repurchase of an aggregate of approximately $103 million of Shares. In connection with the expansion of the Company's share repurchase program, the Company announced that each member of the Taubman family had entered into voting agreements with the Company providing that any increase in the Taubman family's relative voting power caused by a reduction in the Company's outstanding Shares would be voted in a manner such that the share repurchase program would not affect the outcome of any vote on matters the result of which would satisfy or frustrate any of the conditions to the Offer.

     On February 17, 2003, SPG and WEA announced that (i) 44,135,107 of the 52,207,756 Shares outstanding, representing approximately 85% of the Common Stock, had been validly tendered and not withdrawn prior to 12:00 midnight New York City time on February 14, 2003 and (ii) the expiration date of the Offer was extended to 12:00 midnight New York City time on March 28, 2003. Notwithstanding that approximately 85% of the Company's outstanding shares of Common Stock had been tendered into the Offer as of February 14, 2003, on February 17, 2003, two hours after SPG's and WEA's announcement of the overwhelming results of the Offer, the Company announced that the Company Board continued to oppose the Offer and would not take steps to facilitate the Offer.

     On February 26, 2003, David Simon, Chief Executive Officer of SPG Inc., and Peter Lowy, Chief Executive Officer of WEA, sent a letter to the independent members of the Company Board inviting them to discuss actions that would facilitate the completion of the Offer and solutions that would address the conflicting interests of the holders of Common Stock and holders of The Taubman Realty Group Limited Partnership ("Taubman L.P.") interests.

     On February 27, 2003, SPG Inc. and WEA issued a press release indicating their intention to seek an amendment to the Company's Restated Articles of Incorporation (the "Charter") to allow satisfaction of the Excess Share Condition (as defined below) at the Company's 2003 annual meeting of shareholders (the "2003 Annual Meeting").

     On March 4, 2003, the Company Board sent a letter to Messrs. Simon and Lowy in which they acknowledged receipt of the February 26, 2003 letter and reiterated their unanimous rejection of the Offer as not in the best interests of the Company's shareholders.

     On March 18, 2003, SPG Inc. and WEA issued a press release and open letter to the shareholders of the Company announcing their intention to propose four nominees (the "Purchaser Nominees") for election to the Company Board at the 2003 Annual Meeting.

     On March 21, 2003, SPG Inc., the Purchaser and WEA filed a preliminary proxy statement with the Commission relating to the election of the Purchaser Nominees and the presentation of the Excess Share Proposal for approval at the 2003 Annual Meeting.

     On March 28, 2003, SPG Inc. and the Purchaser submitted notice of the nomination of the Purchaser Nominees and their intent to seek approval of the Excess Share Proposal at the 2003 Annual Meeting to the Company's Secretary in accordance with the By-Laws.

     On March 31, 2003, SPG and WEA announced that as of 12:00 midnight, New York City time, on March 28, 2003, approximately 40,302,385 Shares had been tendered into the Offer and the expiration date of the Offer has been extended to 12:00 midnight, New York City time, on May 30, 2003, unless further extended.

     On April 24, 2003, the Company issued a press release announcing that the Company Board had appointed Mr. Myron Ullman III to the Company Board seat formerly held by A. Alfred Taubman prior to his resignation in December 2001 and that Mr. Ullman would serve as a director in the class of directors to be re-elected at the Company's 2005 annual meeting of shareholders.

     On April 30, 2003, SPG requested permission to file a Third Amended Complaint with the Court to challenge the Company Board's: (a) use of TCO's share repurchase program to increase the relative voting power of the Taubman family going into a contested election for board members; and (b) appointment on April 24, 2003 of Myron Ullman III to the Company Board without a shareholder vote. SPG and WEA believe that implementation of the TCO share repurchase program is an improper use of shareholder funds designed to further entrench the Taubman family, and that the effect of the share repurchase program contradicts TCO's public pledge of February 10, 2003 not to increase the relative voting power of the Taubman family on matters which would satisfy or frustrate any of the conditions to the Offer. SPG and WEA believe the Company Board's appointment of Mr. Ullman to the Company Board is invalid under the Charter, By-Laws, and Michigan law. The result of this appointment is to deprive TCO shareholders until 2005 of their right to fill the seat left vacant by A. Alfred Taubman in December 2001.

     On May 1, 2003, the Court issued an Opinion and Order, which was subsequently superseded by an amended Opinion and Order (as so amended, the "Opinion and Order") issued by the Court on May 8, 2003. The Opinion and Order provides that, among other things, in November 2002 a "control share acquisition" (within the meaning of Chapter 7B (the "Michigan Control Share Act") of the Michigan Business Corporation Act (the "MBCA")) occurred when Robert Taubman, the Taubman family and various associates of the Taubman family acted to form a group voting position for the purpose of opposing the Offer, made up of the shares of the Company's Series B Non-Participating Convertible Preferred Stock, par value $.001 per share ("Series B Preferred Stock"), and Common Stock held or controlled by members of the Taubman family and certain associates of the Taubman family who had entered into voting agreements with Robert Taubman (the "Voting Agreements") that together purportedly comprised approximately 33.6% of the Company's voting power. The Court enjoined the voting of these shares until voting rights are conferred on such shares through a disinterested shareholder vote in compliance with the Michigan Control Share Act.

     The Court also found that the members of the Company Board breached their fiduciary duties to the public shareholders by amending the By-Laws on December 20, 2002 to eliminate the shareholders' right to call a special meeting on a date of their choosing. The Court held that the December 20 By-Laws
Amendments were a defensive measure designed to impede the Offer, and improperly interfered with the Company shareholders' voting rights. As such, the Court enjoined the Company Board from enforcing the December 20 By-Laws Amendments, and reinstituted the By-Law provision as it existed prior to that date. This ruling allows shareholders holding 25% of the Company's voting securities to call a special meeting and set the date thereof without any action by the Company Board. The Court dismissed, on procedural grounds, SPG's claims that the Company Board and the Taubman family breached their fiduciary duties by issuing the Series B Preferred Stock to the Taubman family in 1998. The Court also required SPG to post a $10 million bond pending the outcome of any appeal of the Opinion and Order. Additional information on the Opinion and Order can be found under the heading "The
Tender Offer and Accompanying Litigation."

     Also on May 1, 2003, in light of the relief granted in the Opinion and Order, the Court denied SPG's motion to file the Third Amended Complaint with the Court. SPG may in the future, however, again seek the Court's permission to file the Third Amended Complaint with the Court.

     On May 9, 2003, the Company, the Company Board and certain members of the Taubman family named as defendants in the Complaint filed a notice of appeal from the Opinion and Order. The Company, the Company Board and certain members of the Taubman family also filed a motion in the Court to suspend the injunction set forth in the Opinion and Order pending appeal to the United States Court of Appeals for the Sixth Circuit. The motion is currently pending.

     The purpose of this Solicitation is to facilitate the consummation of the Offer by urging you to call a special meeting of shareholders of the Company for the purposes described herein (the "Special Meeting").

At the Special Meeting, SPG and WEA will, among other things, ask you to consider and vote upon a proposal to amend the Charter to provide that the Excess Share Provision (as defined below) would not apply to SPG, WEA or their respective affiliates (the "Excess Share Proposal"). The Excess Share Proposal is described in detail under the heading "The Special Meeting - The Excess Share Proposal." Additionally, SPG and WEA reserve the right to modify the Excess Share Proposal or any other proposal of SPG and WEA and to cause additional proposals to be identified in the notice of, and in the proxy materials for, the Special Meeting. In addition, SPG and WEA expect to request authority to initiate a vote for a proposal to recess, adjourn or reschedule the Special Meeting for any reason, including to allow inspectors of the election to certify the outcome of the vote on the Excess Share Proposal or any other proposal, and to allow the solicitation of additional votes, if necessary, to approve the Excess Share Proposal or any other proposals.

     AS OF 12:00 MIDNIGHT ON FEBRUARY 14, 2003, APPROXIMATELY 85% OF THE COMPANY'S OUTSTANDING COMMON STOCK HAD BEEN VALIDLY TENDERED INTO THE OFFER AND NOT WITHDRAWN. NOTWITHSTANDING THIS OVERWHELMING MANDATE FROM THE COMPANY'S COMMON SHAREHOLDERS, ON FEBRUARY 17, 2003, TWO HOURS AFTER SPG'S AND WEA'S ANNOUNCEMENT OF THE RESULTS OF THE OFFER, THE COMPANY ANNOUNCED THAT THE COMPANY BOARD CONTINUED TO OPPOSE THE OFFER AND WOULD NOT TAKE STEPS TO FACILITATE THE OFFER. THE COMPANY BOARD HAS A FIDUCIARY DUTY TO ACT IN THE BEST INTERESTS OF THE COMPANY'S COMMON SHAREHOLDERS, WHO OWN APPROXIMATELY 99% OF THE ECONOMIC VALUE OF THE COMPANY. AS DIRECTORS OF A PUBLIC COMPANY, THE MEMBERS OF THE COMPANY BOARD SHOULD NOT ABDICATE THEIR FIDUCIARY OBLIGATIONS BY HIDING BEHIND THE DICTATES OF ANY PARTICULAR GROUP OF SHAREHOLDERS, PARTICULARLY SHAREHOLDERS (LIKE THE TAUBMAN FAMILY) WITH INTERESTS DIVERGENT FROM THOSE OF THE COMPANY'S COMMON SHAREHOLDERS.

     Two-thirds (2/3) of the voting power of the Company's voting securities is needed to approve the Excess Share Proposal. In the Opinion and Order, the Court held that the shares of Series B Preferred Stock and Common Stock held by members of the Taubman family and certain associates of the Taubman family that together purportedly comprised approximately 33.6% of the Company's voting power cannot be voted until voting rights are conferred on such shares through a disinterested shareholder vote in compliance with the Michigan Control Share Act. Accordingly, based on 50,908,965 shares of Common Stock and 31,784,842 shares of Series B Preferred Stock issued and outstanding as of April 28, 2003, and 11,000 shares of Common Stock owned by SPG as of the date of this Solicitation Statement, and excluding 26,784,060 shares of Series B Preferred Stock and 1,386,021 shares of Common Stock subject to the Opinion and Order that are held or controlled by the Taubman family and certain associates of the Taubman family, the approval of the Excess Share Proposal requires the affirmative vote of the holders of 36,338,151 shares of Common Stock and Series B Preferred Stock on a combined basis.

     A Tender Offer Statement on Schedule TO (which includes the Offer to Purchase) relating to the Offer was filed by SPG with the Commission on December 5, 2002. An amendment to the Schedule TO (which includes the Supplement) relating to the Offer was filed by SPG and WEA with the Commission on January 16, 2003. Such documents and any amendments or supplements thereto may be obtained from the Commission, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Such materials also are available for inspection and copying at the principal office of the Commission at the address set forth immediately above, and at the Commission's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. This information also is available without charge on the Commission's website at www.sec.gov.

     Shares are only being sought for tender by means of and pursuant to the terms of the Offer to Purchase, the Supplement and the related revised Letter of Transmittal, as filed by SPG and WEA with the Commission as exhibits to the Schedule TO on December 5, 2002 and on January 16, 2003, respectively.

     THE COMPANY BOARD HAS REPEATEDLY REJECTED THE $20.00 PER SHARE OFFER AND HAS STATED THAT THE TAUBMAN FAMILY IS CATEGORICALLY OPPOSED TO A SALE OF THE COMPANY. IF YOU BELIEVE THAT YOU (AND NOT THE TAUBMAN FAMILY) SHOULD DECIDE THE FUTURE OF YOUR COMPANY AND THAT YOU SHOULD HAVE THE OPPORTUNITY TO RECEIVE $20.00 PER SHARE IN CASH FOR ALL OF YOUR SHARES OF COMMON STOCK, SPG AND WEA URGE YOU TO COMPLETE, SIGN AND RETURN YOUR GREEN AGENT DESIGNATION PROMPTLY.

     CALLING THE SPECIAL MEETING IS AN IMPORTANT STEP IN FACILITATING THE CONSUMMATION OF THE OFFER. SIGNING AN AGENT DESIGNATION WILL NOT AFFECT YOUR ABILITY TO VOTE FOR OR AGAINST ANY PROPOSAL PRESENTED AT THE SPECIAL MEETING.

     SIGNING AND RETURNING AN AGENT DESIGNATION CARD WILL NOT CONSTITUTE A TENDER OF YOUR SHARES OF COMMON STOCK PURSUANT TO THE OFFER OR OBLIGATE YOU TO TENDER YOUR SHARES OF COMMON STOCK PURSUANT TO THE OFFER. YOU MUST SEPARATELY TENDER YOUR SHARES OF COMMON STOCK PURSUANT TO THE OFFER TO PURCHASE, THE SUPPLEMENT AND THE REVISED LETTER OF TRANSMITTAL IF YOU WISH TO PARTICIPATE IN THE OFFER.

                  THE TENDER OFFER AND ACCOMPANYING LITIGATION

     The purpose of the Offer is for SPG and WEA to acquire control of, and ultimately all the Common Stock of, the Company. If the Offer is consummated, SPG and WEA currently intend, as soon as practicable following the consummation of the Offer, to propose and seek to have the Company consummate a merger or similar business combination (the "Proposed Merger") with the Purchaser (or its designated assignee) pursuant to which each then outstanding Share (other than Shares held by the Purchaser, SPG Inc., WEA or their respective subsidiaries) would be converted into the right to receive an amount in cash per Share equal to the highest price per Share paid by the Purchaser pursuant to the Offer, without interest. Consummation of the Offer is subject to the terms and conditions described in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal, copies of which are available upon request from the Information Agent for the Offer, MacKenzie Partners, Inc. ("MacKenzie Partners"), at the telephone numbers and address listed on the back cover of this Agent Designation Solicitation Statement. The Offer is not being made for shares of Series A Cumulative Redeemable Preferred Stock, $.01 par value, of the Company (the "Series A Preferred Stock") or the Series B Preferred Stock. Each outstanding share of Series A Preferred Stock and Series B Preferred Stock would remain outstanding following consummation of the Proposed Merger.

     SPG and WEA are seeking to negotiate with the Company with respect to the combination of the Company with the Purchaser. SPG and WEA are willing to allow the holders of interests in Taubman L.P., including the Taubman family, to retain their economic interest in Taubman L.P., or at such holders' option, to participate in a transaction on mutually acceptable terms to be agreed to by the parties whereby such holders could receive either the Offer Price or an equivalent value for such holders' limited partnership interests by exchanging such interests on a tax efficient basis for SPG L.P. limited partnership interests and/or securities of certain affiliates of WEA. Although they are open to discussing various transactions with the holders of such limited partnership units, none of SPG, Inc., WEA nor the Purchaser has made or is making an offer to exchange such securities for any securities at this time. Any such offer would only be made in accordance with applicable securities laws. Holders of interests in Taubman L.P. and the

Company's Series A and Series B Preferred Stock are not eligible to receive the Offer Price or other consideration in connection with the Offer. The Purchaser reserves the right to amend the Offer (including amending the number of Shares to be purchased and the Offer Price) upon entering into a merger agreement with the Company, or to negotiate a merger agreement with the Company not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into cash and/or securities of SPG Inc., or its affiliates or certain affiliates of WEA in such amounts as are negotiated by SPG Inc., WEA and the Company.

     The Offer is conditioned upon, among other conditions set forth in the Offer to Purchase and the Supplement, (i) there being validly tendered and not withdrawn on or prior to the expiration of the Offer such number of Shares that represents, together with Shares owned by the Purchaser, SPG Inc., WEA or any of their respective subsidiaries, at least two-thirds (2/3) of the total voting power (as described in the Offer to Purchase and the Supplement) of the Company (the "Minimum Tender Condition"), (ii) the Purchaser being satisfied, in its sole discretion, that after consummation of the Offer none of the Shares acquired by the Purchaser shall be deemed "Excess Stock" (as defined in the Company's Charter (the "Excess Share Condition")), (iii) full voting rights for all Shares to be acquired by the Purchaser pursuant to the Offer having been approved by the shareholders of the Company pursuant to the Michigan Control Share Act or the Purchaser being satisfied, in its sole discretion, that the provisions of such statute are invalid or otherwise inapplicable to the Shares to be acquired by the Purchaser pursuant to the Offer (the "Control Share Condition") and (iv) the Purchaser being satisfied, in its sole discretion, that, after consummation of the Offer, Chapter 7A of the MBCA (the "Michigan Business Combination Act") will not prohibit for any period of time, or impose any shareholder approval requirement with respect to, the Proposed Merger or any other business combination involving the Company and the Purchaser (or any other affiliate of SPG Inc. or WEA) (the "Business Combination Condition").

     On December 11, 2002, the Company filed the Company Schedule 14D-9 with the Commission announcing that the Company Board had implemented the December 10 By-Laws Amendments. The December 10 By-Laws Amendments included an amendment to opt out of the Michigan Control Share Act and made certain other changes, including requiring advance notice for shareholder nominations and proposals. Accordingly, SPG and WEA believe that, as of the current date, the Control Share Condition has been satisfied. Notwithstanding the foregoing, SPG and WEA believe there is a possibility that the Company could, through a further amendment to the By-Laws, opt into the Michigan Control Share Act. If the Company, through a further amendment to the By-Laws or otherwise, again becomes subject to the requirements of the Michigan Control Share Act, the Control Share Condition will need to be satisfied again, and continue to be satisfied, before the Offer can be consummated.

     In the Company Schedule 14D-9, the Company disclosed, among other things, that the requirements of the Michigan Business Combination Act do not currently apply to it. As a result, SPG and WEA believe that, as of the current date, the Business Combination Condition is satisfied. Nonetheless, in the Company
Schedule 14D-9, the Company indicated its belief that the Company may at any time opt into the Michigan Business Combination Act through further action by the Company Board. It is possible that, if the Company, through an action of the Company Board or otherwise, becomes subject to the requirements of the Michigan Business Combination Act, the Business Combination Condition will need to be satisfied, and continue to be satisfied, before the Offer can be consummated.

     The Offer is also subject to other terms and conditions described in the Offer to Purchase, the Supplement and the related revised Letter of Transmittal. The Offer is not conditioned on the Purchaser obtaining financing. The Offer is scheduled to expire at 12:00 midnight, New York City time on May 30, 2003, unless the Offer is extended.

     In the Company Schedule 14D-9, the Company recommended that the Company's common shareholders reject the Offer. The recommendation was made despite the fact that the Offer Price at that time represented a 35% premium over the $13.32 closing price of the Common Stock on October 15, 2002 (the last trading day prior to SPG Inc.'s initial private communication to the Company expressing its interest in pursuing a business combination). The Company Board publicly rejected an earlier offer by SPG Inc. to acquire all of the Shares for $17.50 per Share, stating that any discussions regarding a transaction would not be productive because the Taubman family (with its purported over 30% voting stake) had informed the Company Board that it is categorically opposed to the sale of the Company.

     On January 15, 2003, SPG Inc. and WEA announced that SPG Inc., WEA and the Purchaser had entered into the Offer Agreement and that WEA had joined in the Offer under and on the terms of the Offer Agreement. On that same day, SPG Inc. issued a press release announcing that the Offer Price was increased to $20.00, that the expiration date of the Offer was extended to February 14, 2003, and that unless two-thirds (2/3) of the outstanding Common Stock, or 34,805,171 Shares (based on the number of Shares outstanding as of December 16, 2002), were tendered and not withdrawn prior to midnight on February 14, 2003, SPG Inc. and WEA would withdraw the Offer and terminate their efforts to acquire the Company.

     On January 21, 2003, the Company filed an amendment to the Company Schedule 14D-9 with the Commission recommending that the Company's common shareholders reject the Offer. The recommendation was made despite the fact that the $20.00 per Share Offer Price represents a 50% premium over the $13.32 closing price of the Common Stock on October 15, 2002 (the last trading day prior to SPG Inc.'s initial private communication to the Company expressing its interest in pursuing a business combination). SPG and WEA do not believe that the Company's recommendation is in the best interests of the Company's common shareholders because SPG and WEA believe the Company's common shareholders should be given the opportunity to decide for themselves whether to tender their Shares and receive $20.00 per Share in cash pursuant to the Offer.

     On February 17, 2003, SPG and WEA announced that (i) 44,135,107 of the 52,207,756 Shares outstanding, representing approximately 85% of the Common Stock, had been validly tendered and not withdrawn prior to 12:00 midnight New York City time on February 14, 2003 and (ii) the expiration date of the Offer was extended to 12:00 midnight New York City time on March 28, 2003. Notwithstanding that approximately 85% of the Company's outstanding shares of Common Stock had been tendered into the Offer as of February 14, 2003, on February 17, 2003, two hours after SPG's and WEA's announcement of the results of the Offer, the Company announced that the Company Board continued to oppose the Offer and would not take steps to facilitate the Offer.

     On February 26, 2003, David Simon, Chief Executive Officer of SPG Inc., and Peter Lowy, Chief Executive Officer of WEA, sent a letter to the independent members of the Company Board inviting them to discuss actions that would facilitate the completion of the Offer and solutions that would address the conflicting interests of the holders of Common Stock and holders of Taubman L.P.

     On February 27, 2003, SPG Inc. and WEA issued a press release indicating their intention to seek an amendment to the Company's Charter to allow satisfaction of the Excess Share Condition at the 2003 Annual Meeting.

     On March 4, 2003, the Company Board sent a letter to Messrs. Simon and Lowy in which they acknowledged receipt of the February 26, 2003 letter and reiterated their unanimous rejection of the Offer as not in the best interests of the Company's shareholders.

     On March 21, 2003, SPG Inc., the Purchaser and WEA filed a preliminary proxy statement with the Commission relating to, among other matters, the presentation of the Excess Share Proposal for approval at the 2003 Annual Meeting.

     On March 28, 2003, SPG Inc. and the Purchaser submitted notice of, among other things, their intent to seek approval of the Excess Share Proposal at the 2003 Annual Meeting to the Company's Secretary in accordance with the By-Laws.

     On March 31, 2003, SPG and WEA announced that as of 12:00 midnight, New York City time, on March 28, 2003, approximately 40,302,385 Shares had been tendered into the Offer and the expiration date of the Offer had been extended to 12:00 midnight, New York City time, on May 30, 2003, unless further extended.

     On May 1, 2003, the Court issued the Opinion and Order. The Opinion and Order provides that, among other things, in November 2002 a "control share acquisition" (within the meaning of the Michigan Control Share Act) occurred when Robert Taubman, the Taubman family and various associates of the Taubman family acted to form a group voting position for the purpose of opposing the Offer, made up of the shares of the Series B Preferred Stock and Common Stock held by members of the Taubman family and certain associates of the Taubman family that together purportedly comprised approximately 33.6% of the Company's voting power. The Court enjoined the voting of these shares until voting rights are conferred on such shares through a disinterested shareholder vote in compliance with the Michigan Control Share Act. The Court also found that the members of the Company Board breached their fiduciary duties to the public shareholders by amending the By-Laws on December 20, 2002 to eliminate the shareholders' right to call a special meeting on a date of their choosing. The Court held that the December 20 By-Laws Amendments were a defensive measure designed to impede the Offer, and improperly interfered with the Company shareholders' voting rights. As such, the Court enjoined the Company Board from enforcing the December 20 By-Laws Amendments, and reinstituted the By-Law provision as it existed prior to that date. This ruling allows shareholders holding 25% of the Company's voting securities to call a special meeting and set the date thereof without any action by the Company Board. The Court dismissed, on procedural grounds, SPG's claims that the Company Board and the Taubman family breached their fiduciary duties by issuing the Series B Preferred Stock to the Taubman family in 1998. The Court also required SPG to post a $10 million bond pending the outcome of any appeal of the Opinion and Order.

     On May 9, 2003, the Company, the Company Board and certain members of the Taubman family named as defendants in the Complaint filed a notice of appeal from the Opinion and Order. The Company, the Company Board and certain members of the Taubman family also filed a motion in the Court to suspend the injunction set forth in the Opinion and Order pending appeal to the United States Court of Appeals for the Sixth Circuit. The motion is currently pending.

     SPG AND WEA BELIEVE THAT THE COMPANY BOARD, ACTING AS FIDUCIARIES FOR THE COMMON SHAREHOLDERS, COULD AND SHOULD ENTER INTO NEGOTIATIONS WITH SPG AND WEA RELATING TO A BUSINESS COMBINATION IN ORDER TO ALLOW THE HOLDERS OF SHARES THE OPPORTUNITY TO RECEIVE $20.00 PER SHARE IN CASH. SPG AND WEA BELIEVE THAT THE TAUBMAN FAMILY ALSO HAS FIDUCIARY DUTIES TO THE COMMON SHAREHOLDERS OF THE COMPANY AND SHOULD NOT DENY COMMON SHAREHOLDERS THE OPPORTUNITY TO RECEIVE $20.00 PER SHARE IN CASH FOR THEIR SHARES.

     While SPG and WEA would prefer that the Company Board and the Taubman family take actions to facilitate the Offer, SPG and WEA have also themselves undertaken steps to attempt to remove the impediments to the consummation of the Offer. On December 5, 2002, SPG filed the Complaint against the Company, the Company Board and certain members of the Taubman family in the Court. Among other things, the Complaint sought to invalidate the veto power over the Offer that the Taubman family purports to wield, and upon which the Company Board is implicitly relying. SPG also asserted in the Complaint that the defendants are violating Michigan law by engaging in conduct that is designed to impede the Offer and injure shareholders. On December 30, 2002, SPG filed the First Amended Complaint with the Court against the Company, the Company Board and certain members of the Taubman family which, among other things, challenged the validity of the December 20 By-Laws Amendments.

     The Complaint challenged a series of tactical corporate mechanisms that purportedly give the Taubman family a blocking voting position against the Offer, including: (i) the Excess Share Provision (as defined below), which is unalterable and unwaivable by the Company Board absent amendment of the Charter by a two-thirds (2/3) shareholder vote, (ii) the Company Board issuing, in violation of its fiduciary duties, shares of Series B Preferred Stock to the Taubman family, which purported to increase the Taubman family's combined voting power in the Company from less than 1% to over 30%, and (iii) that Robert Taubman and the Taubman family, acting in concert with other shareholders of the Company, had formed a "group" to acquire 33.6% of the voting power in the Company and that such an acquisition constitutes a "control share acquisition" under the Michigan Control Share Act, which required the approval of the holders of a majority of the disinterested shares of the Company's voting stock for such shares to have voting rights.

     In general, the Michigan Control Share Act relates to the acquisition by any person or group of voting power over voting shares of a Michigan corporation that would increase the voting power of such person or group to or above one-fifth (1/5), one-third (1/3) or a majority of the total voting power of all the voting shares of the corporation. Under the Michigan Control Share Act, the shares acquired in such a "control share acquisition" only have voting rights if a resolution granting full voting rights to those shares is approved by a majority of the corporation's disinterested shareholders.

     Through the Complaint, SPG sought, among other things, (i) a declaration that the Series B Preferred Stock and the other shares purportedly held or controlled by the Taubman family do not have any voting rights, (ii) a preliminary and permanent injunction preventing the Taubman family from voting the shares held or controlled by it, and (iii) a declaration that both the Company Board and the Taubman family have breached, and continue to breach, their fiduciary duties to the Company's common shareholders. SPG believes that the Taubman family, which holds an approximately 1% economic stake in the Company, should not be permitted to use the Series B Preferred Stock and the other shares purportedly held or controlled by it to veto the Offer and deny the holders of the Common Stock the ability to receive $20.00 per Share in cash for their Shares. The Taubman family's 1% economic stake includes Common Stock and Series B Preferred Stock owned by the Taubman family and is calculated on an "as converted" basis at the fixed conversion ratio of 14,000 shares of Series B Preferred Stock to one share of Common Stock.

     On January 22, 2003, the Court issued an opinion and order (the "January 22 Order") denying in part, and granting in part, the Company and the other defendants' motion to dismiss Count I of the Complaint. In the January 22 Order, the Court held that the issuance in 1998 of the Series B Preferred Stock by the Company to the Taubman family was not a "control share acquisition" under the Michigan Control Share Act. However, the Court also ruled that the Taubman family's purported blocking position in the Company could be challenged by SPG at the hearing held on March 21, 2003 on the grounds that the Taubman family's "group" voting power was obtained without shareholder approval under the Michigan Control Share Act.

     On February 5, 2003, SPG filed the Second Amended Complaint with the Court against the Company, the Company Board and certain members of the Taubman family. The Second Amended Complaint included amendments to add Mr. Randall J. Smith, a holder of Common Stock, as a plaintiff and to update information regarding the Offer to reflect certain changes to the Offer since the filing of the First Amended Complaint.

     On April 30, 2003, SPG requested permission to file a Third Amended Complaint with the Court to challenge the Company Board's: (a) use of the TCO share repurchase program to increase the relative voting power of the Taubman family going into a contested election for board members; and (b) appointment on April 24, 2003 of Myron Ullman III to the Company Board without a shareholder vote. SPG and WEA believe that implementation of the TCO share repurchase program is an improper use of shareholder funds designed to further entrench the Taubman family, and that the effect of the share repurchase program contradicts TCO's public pledge of February 10, 2003 not to increase the relative voting power of the Taubman family on matters which would satisfy or frustrate any of the conditions to the Offer. SPG and WEA believe the Company Board's appointment of Mr. Ullman to the Company Board is invalid under the Charter, By-laws and Michigan law. The result of this appointment is to deprive TCO shareholders until 2005 of their right to fill the seat left vacant by A. Alfred Taubman in December 2001.

     On May 1, 2003, the Court issued the Opinion and Order. The Opinion and Order provides that, among other things, in November 2002 a "control share acquisition" (within the meaning of the Michigan Control Share Act) occurred when Robert Taubman, the Taubman family and various associates of the Taubman family acted to form a group voting position for the purpose of opposing the Offer made up of the Series B Preferred Stock and Common Stock held or controlled by members of the Taubman family and certain associates of the Taubman family that together purportedly comprised approximately 33.6% of the Company's voting power. The Opinion and Order granted in part and denied in part SPG Inc., the Purchaser and Randall J. Smith's motion for a preliminary injunction, and granted in part and denied in part the Company's motion to dismiss the Second Amended Complaint. The Opinion and Order dismissed Randall
J. Smith from the suit because of a lack of jurisdiction over his claims and dismissed for lack of standing SPG Inc. and the Purchaser's claims challenging the Company's 1998 issuance of the Series B Preferred Stock. The Court held that SPG Inc. and the Purchaser did not have standing to challenge actions relating to the 1998 issuance because neither entity owned shares of the Company at that time. The Court also dismissed those claims alleging breaches of fiduciary duty based on the Company Board's rejection of the Offer.

     However, the Court found in favor of SPG Inc. and the Purchaser and granted the relief sought, based on their other claims. First, the Court found that the members of the Company Board breached their fiduciary duties to the public shareholders by amending the By-Laws on December 20, 2002 to eliminate the shareholders' right to call a special meeting on a date of their choosing. The Court held that the December 20 By-Laws Amendment was a defensive measure designed to impede the Offer, and improperly interfered with the Company shareholders' voting rights. As such, the Court enjoined the enforcement of the December 20 By-Laws Amendments and reinstituted the provision as it existed prior to that date. Pursuant to the By-Laws and this ruling, shareholders holding 25% of the Company's voting securities have the ability to call a special meeting and set the date thereof without any action by the Company Board.

     The Court also found that the Taubman family and various associates of the Taubman family who entered into the Voting Agreements formed a "group" that intended to "aggregate" their shares of Common Stock and Series B Preferred Stock in order to oppose the Offer. This aggregation gave the Taubman family voting power in excess of that allowed by the Michigan Control Share Act without a shareholder vote conferring voting rights on those "control shares." Having so found, the Court enjoined the voting of these aggregated shares until voting rights are conferred on them through a disinterested shareholder vote in compliance with the Michigan Control Share Act. The Court also required SPG to post a $10 million bond pending the outcome of any appeal of the Opinion and Order.

     Also on May 1, 2003, in light of the relief granted in the Opinion and Order, the Court denied SPG's motion to file the Third Amended Complaint with the Court. SPG may in the future, however, again seek the Court's permission to file the Third Amended Complaint with the Court.

     On May 9, 2003, the Company, the Company Board and certain members of the Taubman family named as defendants in the Complaint filed a notice of appeal from the Opinion and Order. The Company, the Company Board and certain members of the Taubman family also filed a motion in the Court to suspend the injunction set forth in the Opinion and Order pending appeal to the United States Court of Appeals for the Sixth Circuit. The motion is currently pending.

                         BACKGROUND OF THE TENDER OFFER

     On October 16, 2002, David Simon, Chief Executive Officer of SPG Inc., called Robert S. Taubman, Chairman of the Company Board and President and Chief Executive Officer of the Company, to express SPG Inc.'s interest in pursuing a business combination between SPG Inc. and the Company. Later that day, Mr. Simon sent a letter to Mr. Taubman containing a written proposal describing SPG Inc.'s interest in a business combination with the Company:

     October 16, 2002

     Robert S. Taubman
     Chairman of the Board, President
     and Chief Executive Officer
     Taubman Centers, Inc.
     200 East Long Lake Road, Suite 300
     Bloomfield Hills, Michigan  48303

     Dear Bob:

          As you know from our conversations over the last few years, I have long admired Taubman Centers, Inc. and the wonderful portfolio of properties built by you and your family. I would like to discuss with you Simon Property Group's proposal to acquire immediately all of the publicly traded stock of Taubman Centers, Inc. for cash consideration that represents an attractive premium to your common shareholders. In addition, if your limited partners decide to participate, we will make an equally attractive offer to combine their holdings into Simon's operating partnership on a basis that affords both tax efficiencies and liquidity.

          We believe that a business combination of Simon and Taubman is compelling, and most importantly, will produce substantial and immediate value for your shareholders. In addition, your limited partners will have the opportunity to convert their holdings to units in the Simon operating partnership on the same economic basis or choose to remain limited partners in the Taubman partnership. It is my personal hope that you, your family and Taubman's board will share our enthusiasm for a combination of our companies and that we can move forward quickly.

          Because of the importance of this matter, I would like to present this proposal to you in person as soon as possible. At our meeting, I will be prepared to discuss price and other specific components of our proposal, and address any questions you may have about the transaction. I will contact you shortly to arrange a meeting.

     Sincerely,
     /s/ David Simon

     On October 21, 2002, Mr. Taubman returned Mr. Simon's phone call from earlier that day and indicated that he had no interest in having any discussions or meetings regarding SPG Inc.'s proposed business combination.

     On October 22, 2002, SPG Inc. sent the following letter to Mr. Taubman:

     October 22, 2002

     Robert S. Taubman
     Chairman of the Board, President
     and Chief Executive Officer
     Taubman Centers, Inc.
     200 East Long Lake Road, Suite 300
     Bloomfield Hills, Michigan  48303

     Dear Bob:

          I am genuinely disappointed by your response to my October 16, 2002 letter, your refusal to meet with me, and your decision to reject out-of-hand our proposal to buy the public shares of Taubman Centers, Inc. (the "Company") at a very significant premium to their current market price. At a minimum, I thought you would want to meet with me to discuss the specifics of our proposal. Given the current state of the financial markets and considering Simon's financial wherewithal and our demonstrated ability to close deals and add value, our proposal represents a financial opportunity for your shareholders that merits careful consideration.

          Although I very much wanted to describe our proposal to you in person, I am instead setting out its basic terms in this letter, so that you and your board can review it carefully. We are prepared to pay $17.50 for each share of Company common stock in cash. We are also willing to provide equivalent value to the holders of all outstanding limited partnership interests in The Taubman Realty Group Limited Partnership (the "Operating Partnership") and allow them to exchange those interests for limited partnership units in Simon's operating partnership on a tax efficient basis or, at their option, remain limited partners in your Operating Partnership.

          Specifically, Simon would acquire all of the Company's outstanding publicly held common stock pursuant to a merger agreement.

     The individual steps to accomplish this merger would be as follows:

          1. Simon (or its affiliate) would make a tender offer to purchase all of Taubman's common stock for $17.50 per share, net to each seller in cash.

          2. As promptly as practicable after consummation of the tender offer, an affiliate of Simon would merge with the Company, and each non-tendering share of Company common stock would be converted into the right to receive $17.50 per share in cash.

          We are also prepared to purchase, either for cash or through an exchange of partnership interests, all limited partnership interests in the Operating Partnership, which would include the acquisition of the Company's Series B preferred stock. However, if your family and the other limited partners would prefer to remain limited partners in the Operating Partnership, we are prepared to accommodate that desire while at the same time making our proposal available to holders of the Company's publicly held common stock.

          Our $17.50 per share all cash offer represents a price never before realized in the Company's ten year trading history and affords your shareholders a 30% premium to today's closing price, as well as a premium to Wall Street's consensus net asset value for the Company. This proposal is NOT subject to the receipt of financing or any due diligence investigation of the Company and its subsidiaries or any requirement that the limited partners exchange their interests.

          We are well aware that the Company's charter contains an "excess share provision" that prohibits the purchase of more than 8.23% of the aggregate value of the Company's stock and that the board of directors can only waive application of this provision to permit a purchase of up to 9.9% of aggregate value. This provision, ostensibly for the purpose of preserving the Company's status as a REIT, goes well beyond what is necessary for that purpose and stands between the Company's shareholders and their ability to realize a substantial premium for their shares. Our proposal, therefore, must be conditioned on the inapplicability of the Company's excess share provision to our bid. In this regard, we note that Simon's acquisition of Company securities need NOT jeopardize the Company's status as a REIT, and we therefore believe that the Company's board of directors, as fiduciaries, must take steps to amend the Company's charter to allow our proposal to go forward for the benefit of the Company's common shareholders. We also believe it is the responsibility of the holders of the Series B Preferred Stock to approve such an amendment so as not to impede the ability of the Company's common shareholders to receive a significant premium, particularly given the fact that our proposal allows the limited partners of the Operating Partnership the option to either convert their holdings on a tax efficient basis or remain in their existing structure.

          While this letter outlines the basic terms of our proposal, we are ready to work diligently with you and your team to finalize all other terms of the deal.

          Bob, I know this is a difficult subject for you personally, but our proposal, which is intended to bring immediate and substantial value to the Company's shareholders, warrants your serious and immediate attention. I am confident that given the opportunity to meet with you, we could finalize a mutually beneficial transaction between our two great companies.

          I will call you in the next few days, giving you sufficient time to review this letter, so that we can agree on a time and place for a meeting.

                                           Sincerely,
                                           /s/ David Simon

     On October 25, 2002, Mr. Simon placed a call to Mr. Taubman's office and left word requesting that Mr. Taubman return the call. On the evening of October 28, 2002, Mr. Taubman called Mr. Simon at his residence and read to Mr. Simon the following letter which Mr. Taubman then sent to Mr. Simon:

                                           October 28, 2002

     David Simon
     Chief Executive Officer
     Simon Property Group
     115 West Washington Street
     Indianapolis, Indiana  46204

     Dear David,

          This will respond to your letter dated October 22, 2002. The Board of Directors of Taubman Centers has met and with the advice of its outside financial and legal advisors, has considered your unsolicited proposal. The Board is unanimous in concluding that the company has no interest whatsoever in pursuing a sale transaction, and that discussion as to such a transaction would not be productive.

     Sincerely,

     /s/ Robert S. Taubman
     Chairman, President and Chief Executive Officer

     After reading the letter, Mr. Taubman stated he would resist any attempt by SPG Inc. to acquire the Company.

     On November 1, 2002, Mr. Simon's office called Mr. Taubman's office requesting a meeting with Mr. Taubman during the NAREIT national conference.

     On November 5, 2002, in response to Mr. Simon's request of November 1, 2002, Mr. Taubman conveyed in a telephone conversation with Mr. Simon that he would be willing to meet with Mr. Simon as long as there would be no discussion about the contents of Mr. Simon's recent letters to Mr. Taubman.

     On November 6, 2002, at the NAREIT national conference Mr. Simon offered to provide Mr. Taubman further details regarding SPG Inc.'s offer to acquire the Company and reinforced SPG Inc.'s willingness to accommodate the needs of the Taubman family. Mr. Taubman refused to engage in any discussion about a possible sale of the Company to SPG Inc.

     On November 13, 2002, SPG Inc. delivered a letter to the Company Board setting forth the terms of its proposed business combination with the Company, and calling on the Company Board for assistance in surmounting the obstacles presented by the Company's corporate governance structure to such a business combination. This letter also was publicly disclosed by means of the following press release:

     INDIANAPOLIS, Nov. 13 -- Simon Property Group, Inc. (NYSE: SPG) today made a written offer to acquire Taubman Centers, Inc. (NYSE: TCO) for $17.50 per share in cash, a substantial current premium and a price higher than Taubman Centers shares have ever traded. The letter sent today to the Board of Directors of Taubman Centers by David Simon, Chief Executive Officer of Simon Property Group, follows:

     Dear Members of the Board of Directors:

     As you may know, we recently made a written offer to Robert S. Taubman to pay $17.50 in cash for each share of Taubman Centers, Inc. (the "Company") common stock. Our all-cash offer would deliver to all Taubman shareholders a substantial premium--approximately 18% above yesterday's closing price and 30% above the price on the day we initially made our offer--and it exceeds the highest price at which Taubman shares have ever traded. Our offer represents a compelling strategic and financial transaction that would produce substantial and immediate value for all of your shareholders. We can move quickly since our offer is not subject to the receipt of financing or any due diligence investigation of the Company.

     On several occasions, we have communicated our offer to Mr. Taubman and suggested that we have an opportunity to discuss it with the members of Taubman's board of directors. We wrote Mr. Taubman on October 16, 2002, to request a meeting to present our offer. He refused to meet. On October 22, 2002, we again wrote Mr. Taubman, this time setting forth the basic terms of our offer. Once again, he refused even to have a discussion, writing to us on October 28, 2002, that "the Company has no interest whatsoever in pursuing a sale transaction."

     We are dismayed that Mr. Taubman continues in his refusal even to discuss our offer--or indeed any sale transaction, particularly in light of the fact that we have expressed a willingness to be very flexible with respect to the structure of the proposed transaction. The offer is not conditioned upon any participation by the Taubman family. Instead we have agreed to accommodate any desire by the Taubman family to retain its economic interest in the Taubman Realty Group Limited Partnership, or, at their option, to participate in the transaction, and receive either cash or equivalent value for their existing partnership interests by exchanging them on a tax efficient basis for partnership interests in the Simon operating partnership.

     Since the Taubman family can choose to (1) retain its current Taubman partnership units, (2) convert into Simon partnership units, or (3) sell for cash, we can only conclude that Mr. Taubman's refusal even to discuss our offer reflects the Taubman family's desire not to permit the Company to be sold under any circumstances. While it is entirely appropriate for the Taubman family to retain the right to choose between various options with respect to the treatment of its own partnership units, it is improper for these insiders to prevent public shareholders from choosing to receive a premium for their shares.

     Mr. Taubman apparently believes the Taubman family is not accountable to the public shareholders because of the family's claimed blocking position--via the Series B preferred stock--which was surreptitiously issued in a "restructuring" transaction many years after the Company's initial public offering without either proper disclosure or a shareholder vote. We question both the propriety and validity of a transaction which attempts to transfer to the Taubman family control and a permanent veto over material decisions that rightfully belong to the public shareholders of Taubman--such as an all-cash, premium offer to acquire the Company.

     The effect of the Series B preferred stock, for which the Taubman family paid a total of only $38,400.00, is to disenfranchise the public shareholders. This entrenchment device is a permanent corporate governance defect embedded in the Company's structure--and it continues to hurt the public shareholders. Indeed, between the time the Series B shares were issued to the Taubman family in 1998 and our October 22 offer letter, the price of Taubman common shares has fallen by 4%.

     We understand that the obstacles created in the governance structure by the Taubman family, at the expense of the public shareholders, are significant. However, with the cooperation of the Board of Directors, acting as fiduciaries for the common shareholders, we believe these obstacles are surmountable. We also trust that undisclosed economic or governance burdens have not been, and will not be, imposed on Taubman in response to our offer or otherwise.

     We hope the Board will agree with us that our offer provides an excellent opportunity for Taubman shareholders to realize immediate liquidity and full value for their shares to an extent not likely to be available to them in the marketplace or in any alternative transaction. At a time when good corporate governance is particularly important to investors, we seek your help in restoring the rights of the public shareholders of Taubman.

     We prefer to complete this acquisition through a negotiated transaction. We stand ready to make a detailed presentation of our offer to the Board and to answer any questions you may have.

     Very truly yours,
     David Simon
     Chief Executive Officer

     Within one hour of SPG Inc.'s November 13, 2002 press release, the Company categorically rejected SPG Inc.'s proposal pursuant to the following press release:

     Bloomfield Hills, Michigan, November 13, 2002 - Taubman Centers, Inc. (NYSE: TCO) confirmed today that it has received an unsolicited proposal from Simon Property Group, Inc. (NYSE: SPG) seeking to acquire control of the Company. Taubman Centers said that its Board of Directors had previously met and, with the advice of its outside financial and legal advisors, had considered the proposal. The Board unanimously concluded that Taubman Centers has no interest in pursuing a sale transaction and that discussions regarding such a transaction would not be productive.

     The Taubman family, large economic stakeholders with voting control of more than 30% of Taubman Centers, has also confirmed that it has no interest in pursuing a sale of the Company. A sale or other extraordinary transaction would require a 2/3rds affirmative vote.

     The Company stated, "The Taubman Centers Board of Directors has unanimously rejected this proposal. In addition, the Taubman family has informed the Board that is categorically opposed to the sale of the Company. Given the family's position, any efforts to purchase Taubman Centers would not be productive." Goldman, Sachs & Co. is acting as financial advisor and the law firm of Wachtell, Lipton, Rosen & Katz is acting as legal advisor.

     On December 5, 2002, the Purchaser commenced the Offer and filed a preliminary proxy statement with the Commission for a potential shareholder meeting under the Michigan Control Share Act to allow the Company's shareholders to approve voting rights for the Shares that the Purchaser is seeking to purchase in the Offer.

     On December 16, 2002, SPG Inc. and the Purchaser filed a preliminary proxy statement with the Commission relating to the solicitation of agent designations from the Company's shareholders to provide for the calling of a special meeting of the Company's shareholders and also filed an amendment to the Schedule TO announcing that certain conditions to the Offer, based on information disclosed by the Company in the Company Schedule 14D-9, had been satisfied as of that date.

     In January 2003, SPG Inc. and WEA held discussions concerning the terms on which WEA might participate in the Offer. These negotiations culminated in the execution on January 15, 2003 by SPG Inc., WEA and the Purchaser of the Offer Agreement, pursuant to which the parties agreed, among other things, that WEA would participate in the Offer if it were successful by acquiring 50% of the Purchaser for a purchase price equal to 50% of the aggregate Offer Price paid by the Purchaser in the Offer.

     On January 15, 2003, SPG Inc. and WEA announced that SPG Inc., WEA and the Purchaser had entered into the Offer Agreement and that WEA had joined in the Offer under and on the terms of the Offer Agreement. On that same day, SPG Inc. issued a press release announcing that the Offer Price was increased to $20.00, that the expiration date of the Offer was extended to February 14, 2003, and that unless two-thirds (2/3) of the outstanding Common Stock, or 34,805,171 Shares (based on the number of Shares outstanding as of December 16, 2002), were tendered and not withdrawn prior to midnight on February 14, 2003, SPG Inc. and WEA would withdraw the Offer and terminate their efforts to acquire the Company.

     On February 17, 2003, SPG and WEA announced that (i) 44,135,107 of the 52,207,756 Shares outstanding, representing approximately 85% of the Common Stock, had been validly tendered and not withdrawn prior to 12:00 midnight New York City time on February 14, 2003 and (ii) the expiration date of the Offer was extended to 12:00 midnight New York City time on March 28, 2003. Notwithstanding that approximately 85% of the Company's outstanding shares of Common Stock had been tendered into the Offer as of February 14, 2003, on February 17, 2003, two hours after SPG's and WEA's announcement of the overwhelming results of the Offer, the Company announced that the Company Board continued to oppose the Offer and would not take steps to facilitate the Offer.

     On February 26, 2003, David Simon, Chief Executive Officer of SPG Inc., and Peter Lowy, Chief Executive Officer of WEA, sent a letter to the independent members of the Company Board inviting them to discuss actions that would facilitate the completion of the Offer and solutions that would address the conflicting interests of the holders of Common Stock and holders of Taubman L.P.

     On March 4, 2003, the Company Board sent a letter to Messrs. Simon and Lowy in which they acknowledged receipt of the February 26, 2003 letter and reiterated their unanimous rejection of the Offer as not in the best interests of the shareholders.

     On March 18, 2003, SPG Inc. and WEA issued a press release and open letter to the shareholders of the Company announcing their intention to propose the Purchaser Nominees for election to the Company Board at the 2003 Annual Meeting.

     On March 21, 2003, SPG Inc., the Purchaser and WEA filed a preliminary proxy statement with the Commission relating to the presentation of the Excess Share Proposal for approval at the 2003 Annual Meeting and the election of the Purchaser Nominees.

     On March 28, 2003, SPG Inc. and the Purchaser submitted notice of the nomination of the Purchaser Nominees and their intent to seek approval of the Excess Share Proposal at the 2003 Annual Meeting to the Company's Secretary in accordance with the By-Laws.

     On March 31, 2003, SPG and WEA announced that as of 12:00 midnight, New York City time, on March 28, 2003, approximately 40,302,385 Shares had been tendered into the Offer and the expiration date of the Offer has been extended to 12:00 midnight, New York City time, on May 30, 2003, unless further extended.

                          AGENT DESIGNATION PROCEDURES

     Pursuant to this Solicitation Statement, SPG and WEA are soliciting GREEN Agent Designation cards ("Agent Designations") from the holders of outstanding shares of Common Stock and Series B Preferred Stock entitled to vote at a meeting of shareholders to provide for the calling of the Special Meeting. By executing an Agent Designation, a shareholder will designate specified persons as the shareholder's agents (each, a "Designated Agent") and will authorize the Designated Agents consistent with the Opinion and Order (i) to call the Special Meeting, (ii) to set the date and time of the Special Meeting, (iii) to give notice of the Special Meeting and any adjournment thereof, (iv) to exercise all rights of Requisite Holders (as defined below) incidental to calling and convening the Special Meeting and causing the purposes of the authority expressly granted pursuant to the Agent Designations to the Designated Agents to be carried into effect, and (v) to apply, if need be, to the circuit court in Oakland County, Michigan (the county in which the Company's principal office is located) to order, for good cause shown, that the Special Meeting be called and held. Agent Designations do not grant the Designated Agents the power to vote any Shares or shares of Series B Preferred Stock at the Special Meeting. To vote on the matters to be brought before the Special Meeting you must vote by proxy or in person at the Special Meeting. If SPG and WEA obtain sufficient Agent Designations to call the Special Meeting or if the circuit court in Oakland County, Michigan orders that the Special Meeting be called and held, SPG and WEA would distribute the appropriate notice of the Special Meeting, together with proxy materials and a proxy card, to the holders of record of Common Stock and Series B Preferred Stock entitled to vote at the Special Meeting.

     Executed Agent Designations should be delivered, by fax or by mail (using the enclosed envelope), to the Information Agent for the Offer, MacKenzie Partners for delivery to the Company, on or before __________, 2003 or such later date as SPG and WEA may from time to time establish. If executed Agent Designations from the Requisite Holders are received by SPG and WEA prior to __________, 2003, SPG and WEA may call the Special Meeting at such time.

     The record date for determining which shareholders are entitled to call the Special Meeting and submit Agent Designations shall be the first date on which Agent Designations are submitted to (i) the Company to call the Special Meeting or to request that the Special Meeting be called or (ii) the circuit court of Oakland County, Michigan (the county in which the Company's principal office is located), to order, for good cause shown, that the Special Meeting be called and held.

     As a result of the Opinion and Order, SPG and WEA believe that no action by the Company Board is required to convene the Special Meeting because the Opinion and Order enjoins the enforcement of the December 20 By-Laws Amendments. As a result, the procedures for calling a special meeting are governed by the By-Laws in effect prior to the December 20 By-Laws Amendments, which provide that record holders of not less than 25% of the outstanding shares of the Company's capital stock entitled to vote (the "Requisite Holders") may themselves call the Special Meeting without any action by the Company Board. Alternatively, pursuant to
Section 403 of the MBCA, record holders of not less than 10% of the Company's capital stock entitled to vote may apply to the circuit court of Oakland County, Michigan (the county in which the Company's principal office is located), to order, for good cause shown, that the Special Meeting be called and held.

     Based on the Company's Form 10-K, as amended by Form 10-K/A, for the year ended December 31, 2002, the Company Schedule 14D-9 and Amendment No. 1 to the Company's Preliminary Proxy Revocation Solicitation Statement on Schedule 14A, filed on February 25, 2003 (the "Preliminary Revocation Solicitation Statement"), as of April 28, 2003 there were issued and outstanding (i) 50,908,965 shares of Common Stock, (ii) 31,784,842 shares of Series B Preferred Stock, which shares are convertible into shares of Common Stock at a rate of one share of Common Stock for each 14,000 shares of Series B Preferred Stock, in specified circumstances (with any resulting fractional shares to be redeemed for cash),

(iii) 7,202,785 partnership units of Taubman L.P. which have rights of conversion into 7,202,785 shares of Common Stock of the Company, and (iv) options to purchase 1,580,007 partnership units of Taubman L.P. Each outstanding option is currently exercisable, and, pursuant to the Charter, each unitholder who is issued a partnership unit of Taubman L.P. (whether upon exercise of an option or otherwise) is also entitled to receive a share of Series B Preferred Stock for a purchase price of $.001 per share. According to the Charter and except as otherwise provided in the Opinion and Order, each outstanding share of Common Stock and each outstanding share of Series B Preferred Stock is entitled to one vote for each matter submitted for a vote.

     Pursuant to the Opinion and Order the entire purported 33.6% voting stake held or controlled by the Taubman family and certain associates of the Taubman family, comprised of 26,784,060 shares of Series B Preferred Stock and 1,386,021 shares of Common Stock subject to the Opinion and Order, have been enjoined from voting until such time as the Company's disinterested shareholders confer voting rights on such shares in accordance with the Michigan Control Share Act. Accordingly, as of April 28, 2003, 49,522,944 shares of the issued and outstanding Common Stock and 5,000,782 shares of the issued and outstanding Series B Preferred Stock, or, on a combined basis, 54,523,726 shares of Company's capital stock, are currently eligible to vote in connection with this Agent Designation and the Special Meeting.

     After giving effect to the Opinion and Order, Agent Designations from holders of at least (A) 13,619,932 shares of Common Stock and Series B Preferred Stock, in the aggregate (in addition to the shares of Common Stock owned by SPG) will be required to call the Special Meeting and (B) 5,441,373 shares of Common Stock and Series B Preferred Stock, in the aggregate (in addition to the shares of Common Stock owned by SPG) will be required to apply to the circuit court of Oakland County to order, for good cause shown, that the Special Meeting be called, based on the 49,522,944 shares of Common Stock and 5,000,782 shares of Series B Preferred Stock currently eligible to vote.

     Under the terms of the By-Laws in effect prior to the enjoined December 20 By-Laws Amendments, the Company's shareholders, not the Company Board, have the right to call the Special Meeting, to be held between 10 and 60 days after providing notice of the Special Meeting.

     Following receipt of Agent Designations from the Requisite Holders or the receipt of an order from the circuit court of Oakland County, Michigan (the "Circuit Court") ordering that the Special Meeting be called and held, the Designated Agents would call the Special Meeting and fix the date and time of the Special Meeting or call the Special Meeting at such time and place designated in the order of the Circuit Court. Shortly thereafter, SPG and WEA would distribute the appropriate notice of the Special Meeting, together with proxy materials and a proxy card, to the holders of record of Common Stock and Series B Preferred Stock entitled to vote at the Special Meeting.

     You may revoke your Agent Designation at any time prior to the earlier of __________, 2003 or the date on which SPG and WEA submit Agent Designations from the Requisite Holders to the Company, by delivering a written revocation to SPG and WEA, care of MacKenzie Partners, at the address or fax number set forth on the back cover of this Solicitation Statement. Such a revocation must clearly state that your Agent Designation is no longer effective. Any revocation of an Agent Designation will not affect any action taken by the Designated Agents pursuant to the Agent Designation prior to such revocation.

     If your shares are held in the name of a brokerage firm, bank nominee or other institution, only the brokerage firm, bank nominee or other institution can sign an Agent Designation with respect to your shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and give instructions for a GREEN Agent Designation representing your shares to be signed. SPG and WEA urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to SPG and WEA, care of MacKenzie Partners, at the address or fax number set forth on the back cover of this Solicitation Statement so that SPG and WEA will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     BY EXECUTING THE GREEN AGENT DESIGNATION AND RETURNING IT TO SPG AND WEA, YOU ARE NOT COMMITTING TO CAST ANY VOTE IN FAVOR OR AGAINST, NOR ARE YOU GRANTING ANY PROXY TO VOTE ON, ANY PROPOSAL TO BE BROUGHT BEFORE THE SPECIAL MEETING. MOREOVER, EXECUTION OF THE GREEN AGENT DESIGNATION WILL NOT OBLIGATE YOU IN ANY WAY TO TENDER YOUR COMMON STOCK PURSUANT TO THE OFFER.

     BY AUTHORIZING THE CALLING OF THE SPECIAL MEETING, YOU WILL ALLOW THE COMPANY'S SHAREHOLDERS TO DIRECTLY REMOVE IMPEDIMENTS TO THE OFFER SO THAT HOLDERS OF COMMON STOCK WILL HAVE THE OPPORTUNITY TO RECEIVE $20.00 PER SHARE CASH FOR THEIR SHARES OF COMMON STOCK.

                               THE SPECIAL MEETING

GENERAL

     SPG and WEA are furnishing this Solicitation Statement and an Agent Designation to the holders of outstanding shares of Common Stock and Series B Preferred Stock for the appointment of Designated Agents of the shareholders to provide for the calling of the Special Meeting. For the Special Meeting to be called and held pursuant to the By-Laws, Agent Designations in favor of calling the Special Meeting must be executed by and received from the Requisite Holders. Alternatively, if Agent Designations in favor of calling the Special Meeting are executed by and received from the record holder or holders of not less than 10% of all of the shares of capital stock entitled to vote at such meeting, application may be made, pursuant to Section 403 of the MBCA to the circuit court of Oakland County, Michigan (the county in which the Company's principal office is located), to order, for good cause shown, that the Special Meeting be called and held.

     By signing an Agent Designation you will designate specified persons as your agents and will authorize those persons to call the Special Meeting or apply to the Circuit Court, to order, for good cause shown, that the Special Meeting be called and held. The By-Laws provide that the shareholders calling the special meeting have the right to set a date for such meeting and to give notice thereof. If a special meeting is ordered by the Circuit Court to be called and held, the order may designate the time and place of such meeting.

     After the Special Meeting has been called, SPG and WEA will solicit proxies from you in support of the proposals to be voted upon at the Special Meeting, including the Excess Share Proposal and any other proposals to be voted on at the Special Meeting, by sending you a proxy statement and a proxy card for use therewith. Under the By-Laws and Section 415 of the MBCA, the presence of holders of shares as of the record date entitled to cast a majority of the votes at the Special Meeting, in person or by proxy, will constitute a quorum for conducting business at the Special Meeting.

THE EXCESS SHARE PROPOSAL

     If SPG and WEA are successful in this solicitation of Agent Designations from the Requisite Holders or if Agent Designations in favor of calling the Special Meeting are executed by and received from the record holder or holders of not less than 10% of all of the shares entitled to vote at such meeting and the circuit court in Oakland County, Michigan orders that the Special Meeting be called and held, SPG and

WEA expect to present the Excess Share Proposal for a shareholder vote at the Special Meeting. The purpose of the Excess Share Proposal is to remove an impediment to the consummation of the Offer.

     The Excess Share Proposal contemplates an amendment to the provisions of
Article III, Section 2, Subsection (d) of the Charter (the "Excess Share Provision") to provide that the Excess Share Provision would not apply to SPG, WEA or their respective affiliates. Consummation of the Offer is conditioned upon the Purchaser being satisfied, in its sole discretion, that the Excess Share Provision has been amended or waived in such manner that will permit the Purchaser to purchase all of the Shares tendered pursuant to the Offer without triggering the Excess Share Provision (the "Excess Share Condition").

     The Excess Share Provision prohibits any person or entity, subject to certain specified exceptions, from owning greater than 8.23% of the total aggregate value (calculated according to the most recent closing price of the Shares on the New York Stock Exchange (the "NYSE") or, if unavailable, by the Company Board in its good faith determination) of the outstanding capital stock (the "Ownership Limit"), which includes all outstanding Common Stock and preferred stock of the Company; provided, however, that "look-through entities" may receive an exception granted by the Company Board to increase their Ownership Limit up to 9.9%. Any transfer that would result in any person owning in excess of the Ownership Limit of the aggregate value of the outstanding Common Stock and preferred stock of the Company, is void from the moment of attempted transfer as to the shares of Common Stock and/or preferred stock of the Company that are in excess of the Ownership Limit, and the intended transferee acquires no rights, including voting rights, in such shares. The Company is required to demand transfer of any stock transferred in excess of the Ownership Limit ("Excess Stock") to a designated agent, acting for the benefit of a charitable organization chosen by the Company Board, who will then sell the Excess Stock in an arm's length transaction, and who will also have the exclusive right to vote the stock prior to sale.

     For a company to qualify as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% of the value of the issued and outstanding stock of the company may be owned, directly, or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year other than the first year of the company's qualification as a REIT. SPG and WEA believe that consummation of the Offer would not jeopardize the Company's status as a REIT because none of SPG Inc., the Purchaser or WEA would be deemed an individual (as defined in the Code) for purposes of the restriction on concentration of ownership of REITs as described above.

     The Company's Excess Share Provision cannot be waived by the Company Board, absent a Charter amendment, to allow any person to own more than 9.9% of the aggregate value of the Company's outstanding capital stock, subject to certain specified exceptions. Article III, Section 2, Subsection (b) of the Charter provides that actions to be taken by the shareholders of the Company generally require the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of capital stock of the Company entitled to vote thereon ("Two-Thirds Shareholder Approval"). Two-Thirds Shareholder Approval is required in order to amend the Excess Share Provision to permit the Excess Share Condition to be satisfied.

     The Excess Share Proposal requires Two-Thirds Shareholder Approval of the 49,522,944 shares of Common Stock and 5,000,782 shares of Series B Preferred Stock eligible to vote, or 36,338,151 shares of Common Stock and Series B Preferred Stock on a combined basis, after giving effect to the Opinion and Order described above and SPG's ownership of 11,000 shares of Common Stock as of the date of this Solicitation Statement.

RECESS OR ADJOURNMENT OF MEETING AND OTHER MATTERS

     SPG and WEA expect to request, in the proxy solicitation relating to the Special Meeting, authority (i) to initiate and vote for proposals to recess, adjourn or reschedule the Special Meeting for any reason, including to allow inspectors of the election to certify the outcome of the Excess Share Proposal and any other proposals to be voted upon at the Special Meeting, or to allow the solicitation of additional votes, if necessary, to approve the Excess Share Proposal and any other proposals to be voted upon at the Special Meeting and (ii) to oppose and vote against any proposal to recess, adjourn or reschedule the Special Meeting for any reason. Additionally, SPG and WEA reserve the right to modify the Excess Share Proposal or any other proposal of SPG and WEA and to cause additional proposals to be identified in the notice of, and in the proxy materials for, the Special Meeting. This Solicitation Statement is not being delivered pursuant to the provisions of the Michigan Control Share Act, and shall not, and is not intended to, be construed as an acquiring person statement or a request for a control share special meeting.

     IF THE SPECIAL MEETING IS CALLED, YOU WILL BE FURNISHED WITH NOTICE OF THE SPECIAL MEETING AND PROXY MATERIALS RELATING TO THE EXCESS SHARE PROPOSAL AND ANY OTHER PROPOSALS TO BE VOTED UPON AT THE SPECIAL MEETING.

     THESE PROXY MATERIALS WILL CONTAIN MORE DETAILED INFORMATION CONCERNING THE EXCESS SHARE PROPOSAL AND ANY OTHER PROPOSALS TO BE VOTED UPON AT THE SPECIAL MEETING.

                      CERTAIN INFORMATION ABOUT THE COMPANY

     The information concerning the Company contained in this Solicitation Statement has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. None of the Purchaser, SPG Inc., WEA, their respective affiliates, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), the dealer manager for the Offer, MacKenzie Partners or Computershare Investor Services ("Computershare"), the depositary for the Offer, has received any representations from the Company regarding any information contained in such documents or records or the completeness or accuracy of any such information, and none of the Purchaser, SPG Inc., WEA, their respective affiliates, Merrill Lynch, MacKenzie Partners or Computershare generally has access to a means of obtaining independently verified information, or themselves verifying any such information, concerning the Company. None of the Purchaser, SPG Inc., WEA, their respective affiliates, Merrill Lynch, MacKenzie Partners or Computershare take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser, SPG Inc., WEA, their respective affiliates, Merrill Lynch, MacKenzie Partners or Computershare, except to the extent required by law.

     According to its Form 10-K for the year ended December 31, 2002, the Company was incorporated in the State of Michigan in 1973 and shares of the Company were first issued to the public in 1992 and the Company is a real estate investment trust, or REIT, under the Code, and is the general partner of Taubman L.P. Taubman L.P. is an operating subsidiary that engages in the ownership, management, leasing, acquisition, development, and expansion of regional retail shopping centers and interests therein. The principal executive offices of the Company are located at 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303 and its telephone number is (248) 258-6800.

     The Company is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional office located at Citicorp Center, 500 West

Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings with the Commission are also available to the public without charge on the Commission's website (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of many of the items filed with the Commission and other information concerning the Company are available for inspection at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

           CERTAIN INFORMATION ABOUT SPG INC., SPG L.P., THE PURCHASER
                           AND WEA IN THE SOLICITATION

     SPG Inc. is a self-administered and self-managed REIT under the Code. SPG L.P. is a subsidiary, and the primary operating partnership, of SPG Inc. SPG L.P. is engaged primarily in the ownership, development, management, leasing, acquisition, and expansion of income-producing properties, primarily regional malls and community shopping centers. Through its affiliated management companies, SPG L.P. provides architectural, design, construction and other services to the properties SPG Inc. owns or in which SPG Inc. holds an interest, as well as to certain other regional malls and community shopping centers owned by third parties. SPG Inc. and SPG L.P. own or hold an interest in 241 income-producing properties in the United States, which consist of regional malls, community shopping centers, specialty retail centers and office and mixed-use properties in 36 states. SPG Inc. and SPG L.P. also own an interest in five parcels of land held for future development. In addition, SPG Inc. and SPG L.P. have ownership interests in eight additional retail real estate properties operating in Europe and Canada. SPG Inc.'s principal executive offices are located at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, IN 46204, and its telephone number is (317) 636-1600.

     SPG Inc. is subject to the informational filing requirements of the Exchange Act, and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. SPG Inc.'s filings are also available to the public free of charge on the Commission's website (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of many of the items filed with the Commission and other information concerning SPG Inc. are available for inspection at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

     The Purchaser is a Delaware corporation organized in November 2002 and a wholly owned direct subsidiary of SPG Inc., with its principal offices located at National City Center, 115 West Washington Street, Suite 15 East, Indianapolis, IN 46204. The telephone number of the Purchaser is (317) 636-1600. The Purchaser has not carried on any activities other than in connection with the Offer and the solicitation of proxies from the Company's shareholders.

     The Purchaser is not subject to the informational filing requirements of the Exchange Act, and, accordingly, it does not file reports or other information with the Commission relating to its business, financial condition and other matters.

     As of the date of this Solicitation Statement, SPG Inc. and the Purchaser owned 11,000 Shares, in the aggregate. On November 15, 2002, SPG Inc. purchased 1,000 Shares at a purchase price of $16.90 per share in open market transactions. On November 27, 2002, the Purchaser purchased 5,500 Shares at a purchase price of $16.20 per share in open market transactions. Additionally, on November 27, 2002, SPG Inc. purchased 2,700 Shares at a purchase price of $16.20 per Share and 1,800 Shares at a purchase price of $16.09 per Share, each in open market transactions.

     WEA is a real estate investment trust specializing in enclosed shopping centers. WEA has interests in 63 major shopping centers in the United States branded as "Westfield Shoppingtowns." WEA's portfolio of Westfield Shoppingtowns includes clusters of shopping centers in major markets in the East Coast, Midwest and West Coast. WEA has shopping centers in 14 states, comprising 64.0 million square feet of retail space. WEA's principal executive offices are located at 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025, and its telephone number is (310) 478-4456.

     WEA is controlled by Westfield America Trust, an Australian publicly traded unit trust. Westfield America Trust is listed on the Australian Stock Exchange and is currently the second largest property trust listed on the Australian Stock Exchange. Westfield America Trust's sole investment is a 74.7% economic interest in WEA. Westfield America Management Limited ("WAML") is the responsible entity and trustee of Westfield America Trust. WAML is a wholly owned subsidiary of Westfield Holdings Limited, an Australian company listed on the Australian Stock Exchange.

     WEA is not subject to the informational filing requirements of the Exchange Act, and, accordingly, it does not file reports or other information with the Commission relating to its business, financial condition and other matters.

     As of the date of this Solicitation Statement, WEA did not own any Shares.

     See Schedule I for a list of directors and executive officers of SPG Inc. and WEA who may assist MacKenzie Partners in soliciting proxies from the Company's shareholders.

                      SOLICITATION EXPENSES AND PROCEDURES

     Agent Designations may be solicited by mail, telephone, facsimile, electronic mail and in person. Solicitations may be made by directors, officers, investor relations personnel and other employees of SPG, WEA or their respective affiliates, none of whom will receive additional compensation for such solicitations. SPG and WEA have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of its solicitation materials to the beneficial owners of the Common Stock and Series B Preferred Stock they hold of record. SPG and WEA will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

     SPG Inc. has retained MacKenzie Partners for solicitation and advisory services in connection with this Solicitation. MacKenzie Partners will be paid reasonable and customary compensation and will be reimbursed for certain reasonable out-of-pocket expenses for acting (a) as solicitor in connection with this Solicitation Statement and (b) as Information Agent in connection with the Offer. MacKenzie Partners may also receive additional reasonable and customary compensation for providing additional advisory services in connection with this Solicitation. SPG Inc. has also agreed to indemnify MacKenzie Partners against certain liabilities and expenses, including liabilities and expenses under U.S. state and federal securities laws. MacKenzie Partners will solicit Agent Designations from individuals, brokers, banks, bank nominees and other institutional holders.

     The entire expense of soliciting Agent Designations for the Special Meeting is being borne by SPG and WEA. SPG and WEA will not seek reimbursement for such expenses from the Company. Costs incidental to this Solicitation include expenditures for printing, postage, legal and related expenses and are expected to be approximately $700,000. Total costs incurred to date in furtherance of or in connection with this Solicitation are approximately $200,000.

     SPG Inc. has retained Merrill Lynch to act as the dealer manager and as exclusive financial advisor to it in connection with the Offer. SPG Inc. has agreed to pay Merrill Lynch reasonable and customary compensation for these services and reimburse Merrill Lynch (in its capacity as dealer manager and exclusive financial advisor) for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its outside counsel, incurred in connection with its engagement, and will indemnify Merrill Lynch and certain related persons against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. Merrill Lynch is also acting as exclusive financial advisor to WEA in connection with the Offer. WEA has agreed to indemnify Merrill Lynch and certain related persons against certain liabilities and expenses, including liabilities under the federal securities laws. At any time, Merrill Lynch and its affiliates may actively trade the debt and equity securities of SPG Inc., WEA and their respective affiliates and the Company and its affiliates for their own account or for the accounts of customers and, accordingly, may hold a long or short position in those securities. Merrill Lynch and its affiliates render various financing, investment banking and other advisory services to SPG Inc., WEA and their respective affiliates and are expected to continue to render such services, for which they have received and expect to continue to receive customary compensation from SPG Inc., WEA and their respective affiliates.

                              SHAREHOLDER PROPOSALS

     According to the Company's proxy statement relating to its 2002 Annual Meeting of Shareholders, any notice of a qualified shareholder submitting a proposal to be included in the Company's proxy statement for its 2003 Annual Meeting of Shareholders must have been in proper form and must have been received by the Company no later than December 10, 2002.

                                OTHER INFORMATION

     Certain directors, executive officers, employees and representatives of SPG Inc., WEA and their respective affiliates, which persons may also assist MacKenzie Partners in soliciting proxies, are listed on the attached SCHEDULE I.
SCHEDULE II and SCHEDULE III set forth certain information, as made available in public documents, regarding the Company's capital stock held by the Company's principal shareholders and its management.

     THIS SOLICITATION STATEMENT IS NEITHER A REQUEST FOR THE TENDER OR EXCHANGE OF SHARES NOR AN OFFER WITH RESPECT THERETO. THE OFFER IS BEING MADE ONLY BY MEANS OF AND PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE, THE SUPPLEMENT AND THE RELATED REVISED LETTER OF TRANSMITTAL, AS FILED WITH THE COMMISSION.

     Please indicate your support FOR the call of the Special Meeting by completing, signing and dating the enclosed GREEN Agent Designation and promptly returning it in the enclosed envelope to:

                           Simon Property Group, Inc.
                        Simon Property Acquisitions, Inc.
                             Westfield America, Inc.
                          c/o MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016

No postage is necessary if the envelope is mailed in the United States.

SIMON PROPERTY GROUP, INC.
SIMON PROPERTY ACQUISITIONS, INC.
WESTFIELD AMERICA, INC.

May __, 2003

                                   SCHEDULE I

                    INFORMATION CONCERNING THE DIRECTORS AND
                         EXECUTIVE OFFICERS OF SPG INC.

     The following table sets forth the name of each director and executive officer of SPG Inc. who may also assist MacKenzie Partners in soliciting proxies from the Company's shareholders. Each person's business address is c/o Simon Property Group, Inc., National City Center, 115 West Washington Street, Indianapolis, Indiana 46204. None of the officers, directors or employees of SPG Inc. set forth in the table below will receive compensation for soliciting proxies other than their ordinary compensation as an officer, director or employee, as the case may be.

                  DIRECTORS AND EXECUTIVE OFFICERS OF SPG INC.

NAME                                          AGE    TITLE
----                                          ---    -----
Birch Bayh..................................   75    Director
Melvyn E. Bergstein.........................   61    Director
G. William Miller...........................   78    Director
J. Albert Smith, Jr.........................   62    Director
Pieter S. van den Berg......................   57    Director
Philip J. Ward..............................   54    Director
Linda Walker Bynoe..........................   50    Director
Melvin Simon................................   76    Co-Chairman of the Board
Herbert Simon...............................   68    Co-Chairman of the Board
David Simon.................................   41    Chief Executive Officer and Director
Richard S. Sokolov..........................   53    President, Chief Operating Officer and Director
Fredrick W. Petri...........................   56    Director
M. Denise DeBartolo York....................   52    Director
Gary L. Lewis...............................   44    Executive Vice President - Leasing
Stephen E. Sterrett.........................   47    Executive Vice President - Chief Financial Officer
John Rulli..................................   46    Executive Vice President and Chief Administrative Officer
J. Scott Mumphrey...........................   51    Executive Vice President - Property Management
James M. Barkley............................   51    General Counsel and Secretary
Andrew A. Juster............................   50    Senior Vice President and Treasurer
Shelly J. Doran.............................   44    Vice President - Investor Relations

                      INFORMATION CONCERNING THE DIRECTORS
                          AND EXECUTIVE OFFICERS OF WEA

     The following table sets forth the name of each director and executive officer of WEA who may also assist MacKenzie Partners in soliciting proxies from the Company's shareholders. Each person's business address is c/o Westfield America, Inc., 11601 Wilshire Boulevard, 12th Floor, Los Angeles, California 90025. None of the officers, directors or employees of WEA set forth in the table below will receive compensation for soliciting proxies other than their ordinary compensation as an officer, director or employee, as the case may be.

                     DIRECTORS AND EXECUTIVE OFFICERS OF WEA

NAME                                           AGE   TITLE
----                                           ---   -----
Peter S. Lowy..............................    44    Director; President and Chief Executive Officer
Richard E. Green...........................    61    Director; Vice Chairman of Operations
Mark A. Stefanek...........................    49    Director; Chief Financial Officer and Treasurer
Peter R. Schwartz..........................    43    Senior Executive Vice President
Dimitri Vazelakis..........................    49    Executive Vice President
John Schroder..............................    39    Executive Vice President
Randall J. Smith...........................    53    Executive Vice President
Roger D. Burghdorf.........................    55    Executive Vice President

                    OTHER REPRESENTATIVES OF SPG INC. AND WEA
                   WHO MAY BE DEEMED TO BE SOLICITING PROXIES

     Although Merrill Lynch does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A promulgated by the Commission under the Exchange Act, or that Schedule 14A requires the disclosure of certain information concerning them, the following employee of Merrill Lynch may communicate with shareholders in a manner that could be deemed to be assisting SPG Inc. and WEA in soliciting proxies from the Company's shareholders. The principal business address of the Merrill Lynch employee named below is 4 World Financial Center, New York, NY 10080.

NAME                                           AGE   TITLE
----                                           ---   -----
Martin J. Cicco............................    47    Managing Director

                                   SCHEDULE II

                      PRINCIPAL SHAREHOLDERS OF THE COMPANY

     Set forth below is information regarding the Common Stock and the Series B Preferred Stock owned by persons owning more than 5% of the total number of shares of Common Stock or Series B Preferred Stock. Such information is derived from (i) Amendment No. 1 to the Preliminary Revocation Solicitation Statement filed on February 25, 2003 (the "Preliminary Revocation Solicitation Statement"), (ii) the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 Annual Report"), (iii) the Schedule 13D of Robert
S. Taubman and the other reporting persons listed therein, filed on January 18, 2000, amended by an Amendment No. 1 to Schedule 13D, dated November 14, 2002 and an Amendment No. 2 to Schedule 13D, dated January 28, 2003 (the "Taubman Family
Schedule 13D"), (iv) the Amendment to the 2002 Annual Report on Form 10-K/A filed on April 29, 2003 (the "2002 Annual Report Amendment") and (v) the Company
Schedule 14D-9. All percentages set forth below are based on 50,908,965 shares of Common Stock and 31,784,842 shares of Series B Preferred Stock outstanding as of April 28, 2003, in each case based on the 2002 Annual Report Amendment.

     According to the Charter, the Series B Preferred Stock generally votes with the Common Stock on all matters. According to the Company's public filings, the 31,784,842 outstanding shares of Series B Preferred Stock are convertible into shares of Common Stock at a rate of one share of Common Stock for each 14,000 shares of Series B Preferred Stock, in specified circumstances (any resulting fractional shares will be redeemed for cash). Common Stock figures shown below assume that outstanding shares of Series B Preferred Stock are not converted into Common Stock.

     In the Opinion and Order, the Court enjoined the voting of the shares of the Company's Series B Preferred Stock and Common Stock held or controlled by members of the Taubman family and certain associates of the Taubman family that together purportedly comprised approximately 33.6% of the Company's voting power until voting rights are conferred on such shares through a disinterested shareholder vote in compliance with the Michigan Control Share Act. The Company, the Company Board and certain members of the Taubman family named as defendants in the Complaint have filed a notice of appeal from the Opinion and Order. The Company, the Company Board and certain members of the Taubman family also filed a motion in the Court to suspend the injunction set forth in the Opinion and Order pending appeal to the United States Court of Appeals for the Sixth Circuit. The motion is currently pending.

     Based on information reported in or based on the 2002 Annual Report Amendment and the Preliminary Revocation Solicitation Statement, SPG and WEA believe that certain holders of partnership interests ("Units of Partnership Interests" or "Units") in The Taubman Realty Group Limited Partnership ("TRG") have the ability to convert 7,202,785 Units into an equal number of shares of Common Stock. Common Stock figures shown below assume that outstanding Units are not converted into shares of Common Stock. According to the 2002 Annual Report, the 2002 Annual Report Amendment and the Company Schedule 14D-9, SPG and WEA believe there are options to purchase 1,580,007 Units outstanding (each of which entitles the holder thereof to purchase one Unit which, in turn, is convertible into one share of Common Stock). Common Stock figures shown below assume that outstanding options to purchase Units are not exercised.

                                                      Shares of
                                                      Series B
                    Shares of                         Preferred
Name and            Common Stock                      Stock            Percent of       Total Shares
Address of          Beneficially     Percent of       Beneficially     Series B         Beneficially     Percent of
Beneficial Owner    Owned            Common Stock     Owned            Preferred Stock  Owned            Total Shares
---------------------------------------------------------------------------------------------------------------------
A. Alfred Taubman     186,937 (1)          *          24,582,057 (2)        77.3%         24,768,994         30.0%

                                                      Shares of
                                                      Series B
                    Shares of                         Preferred
Name and            Common Stock                      Stock            Percent of       Total Shares
Address of          Beneficially     Percent of       Beneficially     Series B         Beneficially     Percent of
Beneficial Owner    Owned            Common Stock     Owned            Preferred Stock  Owned            Total Shares
---------------------------------------------------------------------------------------------------------------------
1820 S. Ocean
Blvd.
South Palm Beach,
Florida 33480

Morgan Stanley,
Dean Witter, & Co.

Morgan Stanley
Dean Witter Asset
Management, Inc.
1585 Broadway New
York, NY 10036       5,323,742 (3)       10.5%             0                N/A           5,323,742          6.4%

Security Capital
Group Incorporated

Security Capital
Research
Management
Incorporated 11
South LaSalle
Suite 200
Chicago, IL 60603    5,002,220 (4)        9.8%             0                N/A           5,002,220          6.0%

LaSalle
Investment
Management, Inc.

LaSalle
Investment
Management
(Securities),
L.P. 200 East
Randolph Drive
Chicago, Illinois
60601                4,253,350 (5)        8.4%             0                N/A           4,253,350          5.1%

Cohen & Steers
Capital
Management, Inc.

757 Third Avenue
New York, NY 10017   3,216,375 (6)        6.3%             0                N/A           3,216,375          3.9%

Deutsche Bank AG

Taunusanlage 12,
D-60325 Frankfurt
am Main Federal
Republic of
Germany              3,169,974 (7)        6.2%             0                N/A           3,169,974          3.8%

----------

*    less than 1%

(1) Based on information set forth in the 2002 Annual Report Amendment, includes 100 shares of Common Stock owned by Mr. A. Taubman's revocable trust and 186,837 shares of Common Stock held by TRA Partners ("TRAP"). Mr. A. Taubman's trust is the managing general partner of TRAP and has the sole authority, except as limited by the Opinion and Order, to vote and dispose of the Common Stock held by TRAP. Mr. A. Taubman disclaims any beneficial ownership of the Common Stock held by TRAP and the other entities discussed in footnote (2) below beyond his pecuniary interest in the entities that own the securities.

(2) Based on information set forth in the 2002 Annual Report Amendment, shares of Series B Preferred Stock are owned by Mr. A. Taubman in the same manner and in the same amounts as the Units of Partnership Interest (which Units are not convertible into shares of Common Stock pursuant to the Second Amended and Restated Continuing Offer, effective as of May 11, 2000, by the Company to certain holders of Units) held by Mr. A. Taubman as described below.

     Mr. A. Taubman's holdings of Units of Partnership Interests consist of 9,875 Units of Partnership Interest held by Mr. A. Taubman's trust, 17,699,879 Units of Partnership Interest owned by TRAP, 11,011 Units of Partnership Interest owned by Taubman Realty Ventures ("TRV"), of which
     Mr. A. Taubman's trust is the managing general partner, and 1,975 Units of Partnership Interest held by Taub-Co Management, Inc. ("Taub-Co"). Because, according to the 2002 Annual Report Amendment, the sole holder of voting shares of Taub-Co is Taub-Co Holdings Limited Partnership, of which Mr. A. Taubman's trust is the managing general partner, Mr. A. Taubman may be deemed to be the beneficial owner of the Units of Partnership Interest held by Taub-Co. According to the 2002 Annual Report Amendment, Mr. A. Taubman disclaims beneficial ownership of any Units held by Taub-Co beyond his pecuniary interest in Taub-Co. Also includes 6,327,098 Units of Partnership Interest owned by TG Partners Limited Partnership ("TG Partners"), 445,191 Units held by a subsidiary of TG Partners (such subsidiary and TG Partners are collectively referred to as "TG") and 87,028 Units of Partnership Interest which are held by Courtney Lord, the Company's Senior Vice President of Leasing, but for which Mr. Lord has granted an irrevocable proxy to TG Partners. The 87,028 Units held by Mr. Lord are not presently entitled to any partnership distributions except in the event of a liquidation. Such Units will be released from the irrevocable proxy and become entitled to receive distributions over the two years remaining in the original five-year vesting period. Because, according to the 2002 Annual Report Amendment, Mr. A. Taubman, through control of TRV's and TG Partners' managing partner, has sole authority to vote and (subject to certain limitations) dispose of the Units of Partnership Interest held by TRV and TG, respectively, Mr. A. Taubman may be deemed to be the beneficial owner of all of the Units of Partnership Interest held by TRV and TG.
     Mr. A. Taubman disclaims beneficial ownership of any Units of Partnership Interest held by TRV and TG beyond his pecuniary interest in those entities. Mr. A. Taubman disclaims any beneficial ownership of the Series B Preferred Stock held by TRAP and the other entities discussed above in footnote (1) beyond his pecuniary interest in the entities that own the securities. Schedule III to this Solicitation Statement sets forth the security ownership of management. All of the 24,768,994 shares reported as being beneficially owned by Mr. A. Taubman described above in this note (2) and in note (1) are included in the shares listed for Mr. Robert S. Taubman, Chairman of the Company Board and Chief Executive Officer of the Company on Schedule III.

(3) Based on information set forth in (a) the 2002 Annual Report Amendment, held on behalf of various investment advisory clients, none of which holds more than 5% of the Common Stock and (b) Amendment No. 8 to Schedule 13G, dated February 18, 2003.

(4)  Based on information set forth in (a) the 2002 Annual Report Amendment and
     (b) Amendment No. 1 to Schedule 13G, dated February 13, 2003.

(5) Based on information set forth in the 2002 Annual Report Amendment, includes ownership of Common Stock on behalf of Stichting Pensioenfonds Voor de Gezondheid Geestelijke en Maatschappelijke Belangen.

(6)  Based on information set forth in (a) the 2002 Annual Report Amendment and
     (b) Amendment No. 7 to Schedule 13G, dated February 3, 2003.

(7)  Based on information set forth in (a) the 2002 Annual Report Amendment and
     (b) Schedule 13G, dated February 10, 2003.

                                  SCHEDULE III

                        SECURITY OWNERSHIP OF MANAGEMENT

     Set forth below is information regarding the Common Stock and the Series B Preferred Stock owned by directors and officers of the Company, individually and as a group on a combined basis. Such information is derived from (i) the Preliminary Revocation Solicitation Statement, (ii) the 2002 Annual Report,
(iii) the Taubman Family Schedule 13D, (iv) the 2002 Annual Report Amendment and
(v) the Company Schedule 14D-9. Unless otherwise noted, all percentages set forth below are based on 50,908,965 shares of Common Stock and 31,784,842 shares of Series B Preferred Stock outstanding as of April 28, 2003, in each case based on the 2002 Annual Report Amendment.

     According to the Charter, the Series B Preferred Stock generally votes with the Common Stock on all matters. According to the Company's public filings, the 31,784,842 outstanding shares of Series B Preferred Stock are convertible into shares of Common Stock at a rate of one share of Common Stock for each 14,000 shares of Series B Preferred Stock, in specified circumstances (any resulting fractional shares will be redeemed for cash). Common Stock figures shown below assume that outstanding shares of Series B Preferred Stock are not converted into Common Stock.

     In the Opinion and Order, the Court enjoined the voting of the shares of the Company's Series B Preferred Stock and Common Stock held or controlled by members of the Taubman family and certain associates of the Taubman family that together purportedly comprised approximately 33.6% of the Company's voting power until voting rights are conferred on such shares through a disinterested shareholder vote in compliance with the Michigan Control Share Act. The Company, the Company Board and certain members of the Taubman family named as defendants in the Complaint have filed a notice of appeal from the Opinion and Order. The Company, the Company Board and certain members of the Taubman family also filed a motion in the Court to suspend the injunction set forth in the Opinion and Order pending appeal to the United States Court of Appeals for the Sixth Circuit. The motion is currently pending.

     Based on information reported in or based on the 2002 Annual Report Amendment and the Preliminary Revocation Solicitation Statement, SPG and WEA believe that certain holders of partnership interests ("Units of Partnership Interests" or "Units") in The Taubman Realty Group Limited Partnership ("TRG") have the ability to convert 7,202,785 Units into an equal number of shares of Common Stock. Common Stock figures shown below assume that outstanding Units are not converted into shares of Common Stock. According to the 2002 Annual Report, the 2002 Annual Report Amendment and the Company Schedule 14D-9, SPG and WEA believe there are options to purchase 1,580,007 Units outstanding (each of which entitles the holder thereof to purchase one Unit which, in turn, is convertible into one share of Common Stock). Common Stock figures shown below assume that outstanding options to purchase Units are not exercised.

                                                                         Shares of
                                             Shares of                   Series B
                                             Common          Percent     Preferred       Percent
                                             Stock           of          Stock           of Series B  Total Shares     Percent
                                             Beneficially    Common      Beneficially    Preferred    Beneficially     of Total
Name and Address of Beneficial Owner         Owned           Stock       Owned           Stock        Owned            Shares
-------------------------------------------------------------------------------------------------------------------------------
Robert S. Taubman                            2,170,772(1)    4.2%        26,714,806(2)   84.0%        28,885,578(3)    34.6%

William S. Taubman                             543,259(4)    1.1%             5,925(5)       *           549,184           *

                                      III-1

Lisa A. Payne                                  608,328(6)      1.2%               0       n/a            608,328           *

Courtney Lord                                    2,034(7)         *         280,125(8)     *             282,159           *

John L. Simon                                    5,191(9)         *               0       n/a              5,191           *

Graham T. Allison                                1,430            *               0       n/a              1,430           *

Allan J. Bloostein                               5,000            *               0       n/a              5,000           *

Jerome A. Chazen                                10,000            *               0       n/a             10,000(10)       *

S. Parker Gilbert                              130,000(11)        *               0       n/a            130,000           *

Peter Karmanos, Jr.                             40,000            *               0       n/a             40,000           *

Directors and Executive Officers as a Group  2,972,755         5.8%      26,994,931      84.9%        29,967,686       35.9%

----------

*    less than 1%

(1) Based on information set forth in the 2002 Annual Report Amendment and the Taubman Family Schedule 13D and after giving effect to the Court's Opinion and Order, includes shares held or controlled by the Taubman Family and the shares subject to the Voting Agreements consisting of: A) 885,560 shares of Common Stock subject, in the aggregate, to the following voting agreements:
     (1) Voting Agreement among Mr. R. Taubman, Max M. Fisher, as Trustee of The Max M. Fisher Revocable Trust, and Martinique Hotel, Inc. (the "Fisher Agreement"); (2) Voting Agreement between Mr. R. Taubman and John Rakolta Jr., Terry Rakolta, the Eileen Heather Vanderkloot Irrevocable Trust, U/A dated 12/22/92, the Lauren Rakolta Irrevocable Trust, U/A dated 12/22/92, the Paige Alexandra Rakolta Irrevocable Trust, U/A dated 12/22/92 and the John Rakolta, III Irrevocable Trust, U/A dated 12/22/92 (the "Rakolta Agreement"); and (3) Voting Agreement between Mr. R. Taubman and Robert C. Larson as Trustee of the Robert C. Larson Revocable Trust u/a/d 11/24/96, as amended (the "Larson Agreement", and together with the Fisher Agreement and the Rakolta Agreement, the "Voting Agreements"); B) 245,016 presently vested options (each of which entitles the holder thereof to purchase one Unit which, in turn, is convertible into one share of Common Stock) granted to Mr. R. Taubman; C) 527,759 presently vested options (each of which entitles the holder thereof to purchase one Unit which, in turn, is convertible into one share of Common Stock) granted to William S. Taubman; and D) 512,437 shares of Common Stock collectively held by Mr. R. Taubman, together with The A. Alfred Taubman Restated Irrevocable Trust, Mr. W. Taubman, TRA Partners, TRV, Taub-Co, TG Partners and R&W-TRG LLC ("R&W") (the "Taubman Family").

(2) Based on information set forth in the 2002 Annual Report Amendment and Taubman Family Schedule 13D, consists of 1,555,178 shares of Series B Preferred Stock subject, in the aggregate, to the Voting Agreements that were purportedly terminated on January 28, 2003 and 25,159,628 shares of Series B Preferred Stock held by the Taubman Family.

(3) Based on information set forth in the Preliminary Revocation Solicitation Statement and the Taubman Family Schedule 13D, the Voting Agreements that were purportedly terminated on January 28, 2003 provided that Mr. R. Taubman has the sole and absolute right to vote 885,560 shares of Common Stock and 1,555,178 shares of Series B Preferred Stock. After giving effect to the Court's Opinion and Order, includes shares held or controlled by the Taubman family and the shares subject to the Voting Agreements. As set forth in the 2002 Annual Report Amendment, the Taubman Family holds 512,437 shares of Common Stock (excluding the 245,016 and 527,759 presently vested options (each of which entitles the holder thereof to purchase one

                                      III-2

     Unit which, in turn, is convertible into one share of Common Stock) granted to Mr. R. Taubman and Mr. W. Taubman, respectively) and 25,159,628 shares of Series B Preferred Stock. Including the vested options referred to above, the percentage of total shares would be 34.6% (calculated based on 50,908,965 shares of Common Stock and 31,784,842 shares of Series B Preferred Stock outstanding as of April 28, 2003).

(4) Based on information set forth in the 2002 Annual Report Amendment and the Taubman Family Schedule 13D, consists of 527,759 shares of Common Stock that Mr. W. Taubman has the right to receive upon the exchange of Units of Partnership Interest that are subject to vested options granted under the 1992 Incentive Option Plan of TRG ("Incentive Options") and 15,500 shares of Common Stock owned by his children and for which Mr. W. Taubman disclaims any beneficial interest. According to the 2002 Annual Report Amendment, excludes 300,000 shares of Common Stock held by R&W and all shares held by TRAP, TRV, Taub-Co, or TG because Mr. W. Taubman has no voting or dispositive control over such entities' assets. Mr. W. Taubman disclaims any beneficial interest in the Voting Stock held by TRAP, TRV, Taub-Co, and TG beyond his pecuniary interest in the entities that own the securities.

(5) Based on information set forth in the 2002 Annual Report Amendment, excludes 565,721 shares of Series B Preferred Stock that R&W holds and that are included in Mr. R. Taubman's holdings described in footnote (2) above. According to the 2002 Annual Report Amendment, excludes all shares held by TRAP, TRV, Taub-Co, or TG because Mr. W. Taubman has no voting or dispositive control over such entities' assets. Mr. W. Taubman disclaims any beneficial interest in the Series B Preferred Stock held by R&W and in the Voting Stock held by TRAP, TRV, Taub-Co, and TG beyond his pecuniary interest in the entities that own the securities.

(6) Based on information set forth in the 2002 Annual Report Amendment, consists of 7,500 shares of Common Stock that Ms. Payne owns and 600,828 shares of Common Stock that Ms. Payne will have the right to receive in exchange for Units of Partnership Interest that are subject to vested Incentive Options.

(7) Based on information set forth in the 2002 Annual Report Amendment, consists of 1,504 shares of Common Stock owned by Mr. Lord, 530 shares of Common Stock owned by Mr. Lord's wife for which he disclaims any beneficial interest.

(8) Based on information set forth in the 2002 Annual Report Amendment, consists of 280,125 shares of Series B Preferred Stock acquired by Mr. Lord in exchange for all of Mr. Lord's equity interest in Lord Associates, Inc. in November 1999. According to the 2002 Annual Report Amendment, does not include 87,028 shares of Series B Preferred Stock acquired by Mr. Lord in connection with the Lord Associates transaction for which Mr. Lord has granted to TG Partners an irrevocable proxy and over which Mr. Lord has no voting or dispositive power.

(9) Based on information set forth in the 2002 Annual Report Amendment, consists of 2,000 shares of Common Stock that Mr. Simon owns and 3,191 shares of Common Stock which Mr. Simon may be deemed to own through his investment in the Taubman Centers Stock Fund, one of the investment options under the Company's 401(k) Plan.

(10) Based on information set forth in the 2002 Annual Report Amendment, excludes 15,000 shares of Series A Cumulative Redeemable Stock ("Series A Preferred Stock") owned by Mr. Chazen and 30,000 shares (or, in the aggregate, less than 1%) of Series A Preferred Stock owned by his children and for which Mr. Chazen disclaims any beneficial ownership. The Series A Preferred Stock does not entitle its holders to vote.

(11) Based on information set forth in the 2002 Annual Report Amendment, includes 80,000 shares of Common Stock held by The Gilbert 1996 Charitable Remainder Trust, an irrevocable trust of which Mr. Gilbert is a co-trustee. According to the 2002 Annual Report Amendment, Mr. Gilbert disclaims any beneficial interest in such shares beyond any deemed pecuniary interest as the result of his wife's current beneficial interest in the trust.

                                      III-3

     Except as otherwise noted, the information concerning the Company contained in this Solicitation Statement has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. None of the Purchaser, SPG Inc., WEA or their respective affiliates has received any representations from the Company regarding any information contained in such documents or records or the completeness or accuracy of any such information, and none of the Purchaser, SPG Inc., WEA or their respective affiliates generally has access to a means of obtaining independently verified information, or themselves verifying any such information, concerning the Company. None of the Purchaser, SPG Inc., WEA or their respective affiliates takes responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser, SPG Inc., WEA or their respective affiliates, except to the extent required by law.

                                      III-4

                                    IMPORTANT

     Your action is important! No matter how many shares you own, please give SPG and WEA your Agent Designation by:

     1. SIGNING the enclosed GREEN AGENT DESIGNATION;

     2. DATING the enclosed GREEN AGENT DESIGNATION; and

     3. MAILING the enclosed GREEN AGENT DESIGNATION TODAY in the envelope provided (no postage is required if mailed in the United States).

     If you hold your shares of Common Stock or Series B Preferred Stock in the name of one or more brokerage firms, banks, nominees or other institution, only they can sign an Agent Designation with respect to your shares of Common Stock or Series B Preferred Stock, and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the GREEN AGENT DESIGNATION.

     If you have any questions or require any additional information concerning this Solicitation Statement, please contact MacKenzie Partners at the address set forth below.

                         [MACKENZIE PARTNERS, INC. LOGO]

                               105 MADISON AVENUE
                            NEW YORK, NEW YORK 10016

                          CALL COLLECT: (212) 929-5500
                                       OR
                         CALL TOLL-FREE: (800) 322-2885
                               FAX: (212) 929-0308

                                      III-5

                         [GREEN AGENT DESIGNATION CARD]

                                AGENT DESIGNATION
                    TO SHAREHOLDERS OF TAUBMAN CENTERS, INC.

     THIS AGENT DESIGNATION IS SOLICITED BY SIMON PROPERTY GROUP INC., SIMON PROPERTY ACQUISITIONS, INC. AND WESTFIELD AMERICA, INC. FOR THE APPOINTMENT OF DESIGNATED AGENTS TO PROVIDE FOR THE CALLING OF A SPECIAL MEETING OF THE SHAREHOLDERS OF TAUBMAN CENTERS, INC. THIS AGENT DESIGNATION IS NOT BEING SOLICITED BY THE BOARD OF DIRECTORS OF TAUBMAN CENTERS, INC.

     Each of the undersigned hereby constitutes and appoints Stephen E. Sterrett, James M. Barkley, Esq. and Shelly J. Doran, and each of them, with full power of substitution, the proxies and agents of the undersigned (said proxies and agents, together with each substitute appointed by any of them, if any, collectively, the "Designated Agents") in respect of all common stock, par value $.01 per share and Series B Non-Participating Convertible Preferred Stock, par value $.001 per share, of Taubman Centers, Inc. (the "Company") owned by the undersigned to do any or all of the following, to which each of the undersigned hereby consents:

     1. To take all action necessary (including applying to the circuit court in Oakland County, Michigan) to provide for the calling of (BUT NOT TO VOTE AT) a special meeting of shareholders of the Company (the "Special Meeting"), for the purpose of considering and voting upon the Excess Share Proposal as described in the Solicitation of Agent Designations of Simon Property Group, Inc., Simon Property Acquisitions, Inc. and Westfield America, Inc., and any other proposals to be voted on at the Special Meeting;

     2. Without limitation of the foregoing, to fix the date and time of the Special Meeting or any adjournment thereof, and to give notice of the Special Meeting or any adjournment thereof and the purposes for which the Special Meeting or any adjournment thereof has been called;

     3. TO EXERCISE ANY AND ALL OTHER RIGHTS OF EACH OF THE UNDERSIGNED INCIDENTAL TO (I) PROVIDING FOR THE CALLING OF THE SPECIAL MEETING,
          (II) CAUSING NOTICE OF THE SPECIAL MEETING TO BE GIVEN TO THE COMPANY'S SHAREHOLDERS AND (III) CAUSING THE PURPOSES OF THE AUTHORITY EXPRESSLY GRANTED HEREIN TO THE DESIGNATED AGENTS TO BE CARRIED INTO EFFECT; PROVIDED, HOWEVER, THAT NOTHING CONTAINED IN THIS INSTRUMENT SHALL BE CONSTRUED TO GRANT THE DESIGNATED AGENTS THE RIGHT, POWER OR AUTHORITY TO VOTE ANY SHARES OWNED BY THE UNDERSIGNED AT THE SPECIAL MEETING.

     Date: ______________, 2003

                           ---------------------------------------------
                           Signature

                           ---------------------------------------------
                           Signature, if jointly held
                           Title:
                                 ---------------------------------------

                                        Please sign exactly as name appears
                                        hereon. When shares are held by joint
                                        tenants, both should sign. When signing
                                        as an attorney, executor, administrator, trustee or guardian, give full title as such. If a corporation, sign in full corporate name by President or other authorized officer. If a partnership, sign in partnership name by authorized person.

          PLEASE SIGN, DATE AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE.